

LA Z BOY
INCORPORATED

Notice of 2019 Annual Meeting and Proxy Statement



NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

La-Z-Boy Incorporated
One La-Z-Boy Drive
Monroe, Michigan 48162-5138
July 16, 2019

To Our Shareholders:

La-Z-Boy Incorporated will hold its 2019 Annual Meeting of Shareholders (the "2019 Annual Meeting" or "Annual Meeting") in the Wright Room of The Westin Detroit Metropolitan Airport, 2501 Worldgateway Place, Detroit, Michigan on Tuesday, August 27, 2019, beginning at 8:00 a.m., Eastern Daylight Time.

The purpose of the Annual Meeting is to:

- elect the ten director nominees named in the attached Proxy Statement for a one-year term until the 2020 annual meeting;
- ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2020;
- approve, through a non-binding advisory vote, the compensation of our named executive officers as disclosed in the attached Proxy Statement; and
- act upon such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on July 2, 2019, are entitled to notice of and to vote at the Annual Meeting.

The attached Proxy Statement contains detailed information about the matters we are asking you to vote on. We hope you will read it and vote in accordance with the Board of Directors' recommendations. Your vote is very important to us.

Whether or not you attend the Annual Meeting, we urge you to promptly vote and submit your proxy via a toll-free number or over the Internet, as detailed below. If you received a paper copy of the proxy card by mail, you may submit your proxy by signing, dating and mailing the proxy card in the envelope provided. If you attend the Annual Meeting and prefer to vote in person, you will be able to do so and your vote at the Annual Meeting will revoke any proxy you have previously submitted.

BY ORDER OF THE BOARD OF DIRECTORS

Stephen K. Krull
Vice President, General Counsel and Secretary

Proxy Voting

Even if you plan to attend the Annual Meeting, please vote as soon as possible using one of the following methods:

 **Online**
www.proxyvote.com

 **By Phone**
1-800-690-6903

 **By Mail**
Completing, dating, signing and returning your proxy card

Important Notice Regarding the Availability of Proxy Materials for the 2019 Annual Meeting to be held on August 27, 2019

Our Proxy Statement and 2019 Annual Report are available online at http://www.proxyvote.com.

PROXY STATEMENT SUMMARY

This summary is an overview of certain information in this Proxy Statement. As this is only a summary, please review the complete Proxy Statement and our annual report to shareholders for the fiscal year ended April 27, 2019 (the "Annual Report") before you vote.

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of La-Z-Boy Incorporated (the "Board of Directors" or "Board") of proxies to be voted at the 2019 Annual Meeting of Shareholders. This Proxy Statement, Notice of 2019 Annual Meeting of Shareholders, accompanying proxy card and the Annual Report are available at http://www.proxyvote.com. This Proxy Statement has been prepared by our management and approved by the Board, and is being sent or made available to our shareholders on or about July 16, 2019.

Proposals and Voting Recommendations

Proposals	Board's Voting Recommendation
1. Elect the ten director nominees named in the Proxy Statement for a one-year term	FOR each nominee
2. Ratify the selection of our independent registered public accounting firm for fiscal year 2020	FOR
3. Approve, through a non-binding advisory vote, the compensation of our named executive officers	FOR

Director Nominees

Nominee	Independent	Director Since	Primary (or Former) Occupation	Committees
Kurt L. Darrow		2003	Our Chairman, President and CEO	
Sarah M. Gallagher	✔	2016	Former President of Ralph Lauren North America e-commerce	Ⓒ Ⓝ
Edwin J. Holman	✔	2010	Former CEO of Macy's Central, a division of Macy's Inc.	Ⓐ 🅲
Janet E. Kerr	✔	2009	Vice Chancellor, Pepperdine University	Ⓒ Ⓝ
Michael T. Lawton	✔	2013	Former Executive Vice President and CFO, Domino's Pizza, Inc.	🅰 Ⓒ
Dr. H. George Levy	✔	1997	Otorhinolaryngologist	Ⓒ Ⓝ
W. Alan McCollough	✔	2007	Former Chairman and CEO of Circuit City Stores, Inc.	🅰 L
Rebecca L. O'Grady	✔	N/A	Former CMO Int'l Marketing, e-Commerce & Consumer Insights, General Mills	
Lauren B. Peters	✔	2016	Executive Vice President and CFO of Foot Locker, Inc.	Ⓐ Ⓝ
Dr. Nido R. Qubein	✔	2006	President of High Point University	Ⓒ 🅽

A Audit	**L**	Lead Director
C Compensation	🔵🔵🔵	Committee chair
N Nominating & Governance		

Governance Highlights

- Annually elected directors; no classified board
- Majority voting/director resignation policy for uncontested elections
- Lead independent director; strong lead director framework
- 9 out of 10 director nominees independent
- 100% independent committees
- Annual Board and committee self-evaluations
- One class of shares with each share entitled to one vote
- Regular executive sessions of independent directors
- Overboarding policy in place
- No poison pill in place
- Strong stock ownership guidelines
- Prohibition on hedging or pledging shares

Financial, Strategic and Operational Highlights

Consolidated Five-Year Sales and Operating Margin

($ in millions)



* Fiscal 2016 includes 53 weeks. All other years presented include 52 weeks.

Capital Allocation: Business Investments and Returns to Shareholders

($ in millions)



* Fiscal 2016 includes 53 weeks. All other years presented include 52 weeks.

Profitable Growth and Consistent Returns to Our Shareholders

Over the past five fiscal years, La-Z-Boy has:

- ✔ grown sales by $388 million*
- ✔ grown operating income by $39 million*
- ✔ generated $627 million in cash from operating activities

- ✔ paid $99 million in dividends to our shareholders
- ✔ purchased $212 million of our shares
- ✔ delivered long-term value to our shareholders with a share price increase of 32%

* Five-year sales and operating income growth are calculated as the sales / operating income for fiscal year 2019 less the sales / operating income for fiscal year 2014.

Fiscal Year 2019 Financial, Strategic and Operational Performance

While fulfilling our corporate mission of *turning houses into homes*, in fiscal year 2019, we delivered on our fundamental goal of providing long-term value to our shareholders.	
Financial	**Strategic and Operational**
For fiscal year 2019, we: • Increased consolidated sales by 10% from the prior year to $1.75 billion • Delivered strong profitability performance with a 7.4% consolidated operating margin • Generated $151 million in cash from operating activities • Returned a total of $46 million to shareholders through share repurchases and an increased dividend	During fiscal year 2019, we: • Further strengthened our well-established manufacturing platform through various investments made in our plants and the opening of our new Innovation Center • Delivered excellent Retail performance • Acquired the Arizona-based La-Z-Boy Furniture Galleries® stores, the highest performing operation in the La-Z-Boy store network • More significantly solidified our position in the e-commerce space with our acquisition of Joybird, a premier direct-to-consumer retailer and manufacturer of upholstered furniture

Executive Compensation Highlights

Executive Compensation Approach

Our executive compensation programs are designed to:

✔ pay for performance
✔ require significant stock ownership
✔ support business strategy
✔ reward for total shareholder return
✔ provide market competitive opportunities
✔ manage costs

Summary of Executive Compensation Practices

What We Do

- ✔ Pay for performance – Our named executive officer compensation programs emphasize variable pay over fixed pay. A majority of their target annual compensation is at risk and linked to our financial or stock market results.
- ✔ Executive stock ownership guidelines – Our expectations for stock ownership align named executive officers' interests with those of our shareholders
- ✔ Use relative total shareholder return in long-term performance awards
- ✔ Require company contributions to the Performance Compensation Retirement Plan to be determined by company performance
- ✔ Mitigate undue risk – we have caps on potential incentive payments and a clawback policy on performance-based compensation
- ✔ Include only independent directors on the Compensation Committee
- ✔ The Compensation Committee engages an independent compensation consulting firm to assist it and the Board with executive compensation program design and review
- ✔ Provide severance and change-in-control arrangements that are designed to be aligned with market practices, including the use of double-trigger change-in-control severance agreements
- ✔ Prohibit hedging and short sales by executive officers and directors

What We Don't Do

- ✖ Do not provide employment agreements
- ✖ Do not gross up excise taxes upon a change in control
- ✖ Do not reprice options without shareholder approval
- ✖ Do not pay dividends on unearned performance shares or units
- ✖ Do not have single-trigger vesting of equity-based awards upon a change in control
- ✖ Do not provide excessive perquisites

Pay for Performance

Pay at Risk

As shown below, the majority of the target total direct compensation for our chief executive officer and, on average, for our other named executive officers serving at the end of fiscal year 2019 is performance-based and "at risk."



CEO	Other Named Executive Officers (average)
79% At Risk	66% At Risk

TABLE OF CONTENTS

BOARD AND CORPORATE GOVERNANCE MATTERS

Proposal 1: Election of Directors

The Board has nominated ten director nominees to serve a one-year term until our 2020 annual meeting of shareholders. Each director will hold office until their successors are elected and qualified or until the director's earlier resignation or removal. Our Board currently has nine directors and the Board, pursuant to the company's articles of incorporation and bylaws, has determined that the number of directors should be ten in order to add additional expertise and fresh perspective to advance our strategy. The ten director nominees are:

Kurt L. Darrow	Janet E. Kerr	W. Alan McCollough	Dr. Nido R. Qubein
Sarah M. Gallagher	Michael T. Lawton	Rebecca L. O'Grady	
Edwin J. Holman	H. George Levy, M.D.	Lauren B. Peters	

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for re-election the nine current directors. In addition, the Board has nominated an additional director nominee, Rebecca L. O'Grady. Ms. O'Grady was first identified as a potential director candidate by one of our non-executive directors. She was reviewed as a director candidate by our Nominating and Governance Committee, which recommended her nomination to the Board.

Each director nominee has consented to being named in this Proxy Statement and has agreed to serve if elected. If a director nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote shares subject to proxies for the substitute nominee.

In accordance with Michigan law, directors will be elected at the meeting by a plurality of votes cast from among those persons duly nominated, with separate balloting for each of the ten positions. The director nominees who receive the highest through the tenth highest number of votes will be elected, regardless of any votes that are not cast for the election of those nominees, including broker non-votes and withholding of authority. Under our Corporate Governance Guidelines, however, any director who does not receive a majority of the votes cast in an uncontested vote must submit his or her resignation promptly following certification of the vote. Within 90 days following certification of the vote, the Board of Directors, excluding the director in question, will decide whether to accept the offered resignation and the company will promptly publicly disclose the Board's decision. Any vacancy created by acceptance of an offered resignation could then be filled by the Board pursuant to our bylaws.

 **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE TEN DIRECTOR NOMINEES.**

Director Nominee Qualifications

The Board, acting through its Nominating and Governance Committee, seeks directors who collectively possess the experience, skills, backgrounds, and qualifications necessary to effectively oversee our company in our current and evolving business circumstances. The Nominating and Governance Committee seeks directors with established records of significant accomplishments in business and areas relevant to our business strategies. In determining the slate of director nominees, the committee reviews the Board's size and the qualifications, experience and skills of our current directors and director nominees.

Qualifications, Experience & Skills	How These Fit the Characteristics of Our Business
Leadership Experience	We believe that directors with executive leadership experience, derived from their service as executives and entrepreneurs, provide valuable insights. They have an established record of leadership and a practical understanding of complex organizations, strategy development in a rapidly changing business environment, effective risk management, and ways to maintain top-level industry performance and drive growth.
Public Company Board Experience	La-Z-Boy is committed to the highest standards of corporate governance and ethical business conduct. We believe that directors who serve on the boards of other publicly-traded companies have a well-developed understanding of corporate governance and compliance best practices. They also share insights on enhancing board effectiveness, maintaining board independence, and driving meaningful succession planning.
Finance	La-Z-Boy's reputation and success are partly dependent on accurate financial reporting and robust financial oversight. Therefore, we seek to have directors who qualify as audit committee financial experts (as defined by SEC rules) and who are financially literate. We also seek directors with mergers & acquisitions experience to support our growth strategy.
Technology	Directors who understand technology and data analytics provide critical insight as we apply new technologies and analysis to our operations and changing industry. In addition, our directors' cybersecurity experience is important to our Board's risk management responsibilities. Experience or expertise in information technology helps us pursue and achieve our business objectives.
Global Perspective	As one of the world's leading residential furniture producers with international manufacturing and sales operations, our future success depends, in part, on how well we manage and grow our businesses outside the United States. Directors with global business or international experience provide valued perspectives on our operations.
Sourcing/Manufacturing	In our highly-competitive industry, innovation and continuous improvement in sourcing and manufacturing is a key competitive advantage. Having directors who can bring insights from other industries and companies is fundamental to our success.
Consumer Marketing	Directors with knowledge of consumer goods markets and marketing provide crucial insights as we maintain and enhance our brand, develop new and existing markets, and implement our growth strategies.
Retail	Directors who understand retail operations and services, including traditional and e-commerce market channels, help us to better understand our markets and the needs of our retail customers.

The following chart summarizes each director nominee's key qualifications, experience, and skills.

Qualifications/Experience/Skills	Kurt Darrow	Sarah Gallagher	Edwin Holman	Janet Kerr	Michael Lawton	George Levy	Alan McCollough	Rebecca O'Grady	Lauren Peters	Nido Qubein
Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Board Experience	✓	✓	✓	✓	✓		✓			✓
Finance	✓		✓	✓	✓		✓	✓	✓	✓
Technology	✓	✓	✓	✓	✓	✓	✓		✓	
Global Perspective	✓	✓	✓	✓	✓		✓	✓	✓	✓
Sourcing/Manufacturing	✓	✓			✓		✓	✓		
Consumer Marketing	✓	✓	✓	✓	✓		✓	✓	✓	✓
Retail	✓	✓	✓	✓	✓		✓	✓	✓	✓

Director Nominees

Set forth below is certain information concerning our director nominees. Unless otherwise indicated, the principal occupation of each director nominee has been the same for at least five years.

Kurt L. Darrow



Age: 64
Director since: 2003
Committee Membership:

None

Executive Roles:

- Our President and Chief Executive Officer since 2003
- Our Chairman since 2011
- Former president of La-Z-Boy, our largest division

Public Boards:

- Other Public Company Boards: CMS Energy Corp., an integrated energy company (since 2013)

Other Leadership Roles:

- Member of the board and the executive committee of Business Leaders for Michigan, a non-profit executive leadership organization
- Member of the ProMedica board of trustees and chairman of the ProMedica Monroe Regional Hospital board of trustees
- Former chairman of the American Home Furnishings Alliance (an industry association) and current director emeritus of its board
- Former trustee of Adrian College (Adrian, Michigan)

Mr. Darrow's proven leadership skills and extensive knowledge of the company and the furniture industry, developed over his many years at La-Z-Boy, qualify him to serve on our Board.

 Leadership Experience    Public Company Board Experience    Finance    Technology

 Global Perspective    Sourcing/Manufacturing    Consumer Marketing    Retail

Sarah M. Gallagher



Age: 67
Director since: 2016
Committee Membership:

Compensation
Nominating and Governance

Executive Roles:

- Former executive chairperson of Rebecca Taylor, a women's apparel division of Kellwood Company (August 2014 – August 2015)
- Former president of Ralph Lauren North America e-Commerce, a subsidiary of an apparel retailer (2007 – 2013)
- Former president of Ralph Lauren Media LLC, a subsidiary of an apparel retailer (2001 – 2006)
- Formerly held senior vice president roles at Banana Republic Direct and Gap Direct (divisions of Gap, Inc., an international retailer of clothing, accessories and personal care products) (1997 – 2001)
- Formerly held senior executive positions at various retailers including Avon Products, Inc. (a direct seller of beauty and related products), Victoria's Secret Catalogue (a retailer of women's undergarments and beauty products), and Lord & Taylor (a retail department store chain)

Public Boards:

- Other Public Company Boards: Abercrombie & Fitch Co., a specialty retailer of casual apparel (since 2014)

Other Leadership Roles:

- Member of the Advisory Board of ActionIQ, Inc. (a customer data platform service provider) since September 2018
- Executive Advisor of FitforCommerce (retail consultants) since April 2016

Ms. Gallagher's extensive retail experience with consumer-focused and fashion-orientated brands and over 15 years' involvement in e-commerce retailing to consumers qualify her to serve on our Board.

 Leadership Experience

 Public Company Board Experience

 Technology

 Global Perspective

 Sourcing/ Manufacturing

 Consumer Marketing

 Retail

Edwin J. Holman



Age: 72

Director since: 2010

Committee Membership:

Compensation (Chair)
Audit

Executive Roles:

- Former interim chief executive officer of The Pantry, Inc., a convenience store chain (October 2011 – March 2012)
- Former chairman of RGIS International, a portfolio company of the Blackstone Group (2010 – 2013)
- Former chairman and chief executive officer of the Macy's Central division of Macy's Inc., an operator of department stores (2004 – 2009)
- Former president and CEO of Galyans Trading Company, a publicly-traded sporting goods chain (2003 – 2004)
- Formerly held senior executive positions at a variety of retailers, including Bloomingdale's, the Rich's/Lazarus/Goldsmiths divisions of Federated Department Stores, Inc., Petrie Retail, Inc., Woodward & Lothrop, The Carter Hawley Hale Stores, and The Neiman Marcus Group

Public Boards:

- Previous Public Company Boards (Past Five Years): Christopher and Banks Corporation, a women's apparel company (2015 – 2016); The Pantry, Inc., a convenience store chain (2005 – 2014)

Other Leadership Roles:

- National Association of Corporate Directors (NACD) Governance Fellow (2011) and named a "Top 100 Director" by NACD in 2011

Mr. Holman's 40 years of executive and operational experience in department stores and specialty retailing, combined with his experience on public company boards, qualify him to serve on our Board.

Leadership Experience	Public Company Board Experience	Finance	Technology
Global Perspective	Consumer Marketing	Retail	

Janet E. Kerr



Age: 64

Director since: 2009

Committee Membership:

Compensation
Nominating and Governance

Executive Roles:

- Vice Chancellor, Pepperdine University since 2016
- Former strategic adviser to Bloomberg BNA (2014 – 2015) after its acquisition of her technology company
- Professor (1983 – 2013) and Professor Emeritus (since 2013) of the Pepperdine University School of Law
- Co-founder and former chief strategy officer of Exemplify, Inc., a technology knowledge management company, until its acquisition by Bloomberg BNA in 2014
- Founder and former executive director of the Palmer Center for Entrepreneurship and the Law at Pepperdine Law School
- First holder of Laure Sudreau-Rippe Endowed Chair at Pepperdine University School of Law
- A nationally recognized author, lecturer and consultant in the area of securities law compliance, environmental, social and governance issues, banking law, corporate governance, and general corporate law
- Co-founder (with HRL Laboratories, LLC) of X-Laboratories, a technology company, and founder or co-founder of several other technology companies

Public Boards:

- Other Public Company Boards: AppFolio, Inc., provider of cloud-based business management software (since 2015); Tilly's, Inc., a retailer of apparel, footwear and accessories (since 2011)

- Previous Public Company Boards (Past Five Years): Fidelity National Financial, Inc., a title insurance provider (2016 – 2018); TCW Strategic Income Fund, Inc., a NYSE-listed closed-end registered investment company (2010-2016)

Other Leadership Roles:

- Advisor on corporate issues and entrepreneurial strategies to the People's Republic of China, France, and Thailand
- Representative of the U.S. Department of Commerce as a speaker at international events

Ms. Kerr's service on public and private company boards and her skills and experience in the practice of law and corporate governance qualify her to serve on our Board.

 Leadership Experience	 Public Company Board Experience	 Finance	 Technology
 Global Perspective	 Consumer Marketing	 Retail	

Michael T. Lawton



Age: 60
Director since: 2013
Committee Membership:
Audit (Chair)
Compensation

Executive Roles:

- Former executive vice president and chief financial officer of Domino's Pizza, Inc., a pizza restaurant chain (2010 – 2015)
- Formerly held senior executive positions at Domino's Pizza, Inc.:
  - Executive vice president, supply chain services (2014 – 2015)
  - Interim chief information officer (2011 – 2012)
  - Executive vice president of international (2004 – 2011)
  - Senior vice president finance and administration of international
- Formerly held various financial and general management positions with Gerber Products Company

Public Boards:

- Other Public Company Boards: Universal Corporation, a leading global supplier of leaf tobacco (since 2016)

Mr. Lawton's experience as CFO of a public company and senior executive of a well-known consumer brand, along with his experience on a public company board, qualify him to serve on our Board.

 Leadership Experience
 Public Company Board Experience
 Finance
 Technology

 Global Perspective
 Sourcing/ Manufacturing
 Consumer Marketing
 Retail

Dr. H. George Levy



Age: 69
Director since: 1997
Committee Membership:
Compensation
Nominating and Governance

Executive Roles:

- Maintains a practice specializing in otorhinolaryngology
- Former chairman and chief executive officer of USI, Inc., a private firm engaged in consulting on e-commerce, web design, and systems integration
- Former chief executive officer and founder of Enduenet, Inc., a firm providing electronic medical records for physicians and hospitals

Dr. Levy's entrepreneurial experience, coupled with his board experience, qualify him for service on our Board.

 Leadership Experience
 Technology

W. Alan McCollough



Age: 69

Director since: 2007

Lead Director

Committee Membership:

Audit

Executive Roles:

- Former chairman (2002 – 2006) and chief executive officer (2000 – 2006) of Circuit City Stores, Inc., a specialty retailer of consumer electronics, home office products, entertainment software and related services

Public Boards:

- Other Public Company Boards: VF Corporation, a branded apparel company (since 2000); The Goodyear Tire & Rubber Company, a tire manufacturer (since 2007)

Mr. McCollough's experience leading a large publicly traded consumer products company and his service on multiple public company boards qualify him to serve on our Board.

 Leadership Experience

 Public Company Board Experience

 Finance

 Technology

 Global Perspective

 Sourcing/ Manufacturing

 Consumer Marketing

 Retail

Rebecca L. O'Grady



Age: 50

Director since: Nominee

Executive Roles:

- Former president of Global Häagen-Dazs and chief marketing officer for international marketing, e-commerce & consumer insights of General Mills, a global food company (2014 – 2016)
- Former president of Yoplait USA, a division of General Mills (2009 – 2014)
- Joined General Mills in 1990, and held leadership roles in a variety of divisions and brands including Yoplait, Cheerios, Progresso and Betty Crocker

Ms. O'Grady's marketing expertise and e-commerce experience with consumer focused and global retailers qualifies her to serve on our Board.

 Leadership Experience

 Finance

 Global Perspective

 Sourcing/ Manufacturing

 Consumer Marketing

 Retail

Lauren B. Peters



Age: 57
Director since: 2016
Committee Membership:

Audit
Nominating and Governance

Executive Roles:

- Executive vice president and chief financial officer of Foot Locker, Inc., a footwear retailer, since 2011
- Senior vice president of strategic planning of Foot Locker, Inc. (2002 – 2011)
- Formerly held various senior financial management positions at Foot Locker, Inc. and Robinsons-May, a division of May Department Stores
- Formerly audit manager with Arthur Andersen & Company

Ms. Peters's extensive financial and strategic planning experience with consumer focused and global retailers qualifies her to serve on our Board.

 Leadership Experience
 Finance
 Technology
 Global Perspective
 Consumer Marketing
 Retail

Dr. Nido R. Qubein



Age: 70
Director since: 2006
Committee Membership:

Nominating and Governance (Chair)
Compensation

Executive Roles:

- President of High Point University since 2005
- Executive chairman (since 2016) of the board of Great Harvest Bread Company, a bakery franchisor, and formerly chairman

Public Boards:

- Other Public Company Boards: BB&T Corporation, a banking and financial services company (since 1990)

Other Leadership Roles:

- Author of a dozen books on leadership, sales, communication, and marketing
- Serves as advisor to businesses and organizations throughout the world on how to brand and position their enterprises successfully

Dr. Qubein's experience as a business advisor, entrepreneur, director of public companies and leader at multiple companies qualifies him to serve on our Board.

 Leadership Experience
 Public Company Board Experience
 Finance
 Global Perspective
 Consumer Marketing
 Retail

Corporate Governance

Overview

Our Board of Directors is committed to good governance practices that further the company's strategic growth plans and enhance shareholder value over the long term, while also considering the interests of other stakeholders, including our employees, customers, vendors, and the communities we impact.

The Board oversees the company's performance, including its strategic direction and critical corporate policies that have the largest impact on our operations. In exercising its oversight responsibility, the Board evaluates the performance of our President and Chief Executive Officer ("CEO") and monitors our strategic plan, our performance against the plan, and management's assessment and remediation of the company's risks. As part of the strategic planning process, the Board reviews the company's capital allocation plan and its investment in research and product development, information technology, and employee development, with a focus on promoting the company's long-term growth. The Board regularly reviews our governance practices and processes to ensure they remain effective, making changes when appropriate. It also monitors the company's culture to encourage a focus on sustainable growth and to ensure we maintain the highest levels of ethics and integrity, especially with respect to our financial statements and disclosures.

Director Independence

Our Board of Directors strongly supports the concept of director independence, and only our chairman is a company employee. Consistent with the New York Stock Exchange listed company manual requirements, our Corporate Governance Guidelines require that a substantial majority of our directors be independent, and we limit membership on each of our committees to independent directors. Our Board annually reviews and determines if any director has any material relationship with our company, our management, or our other directors that would impede the director's independence. Following the New York Stock Exchange listed company manual requirements and our Corporate Governance Guidelines, our Board has determined that each of our directors other than our chairman is an "independent" director.

Leadership Structure

Our current leadership structure incorporates a combined position of Chairman and CEO reporting to a Board of otherwise independent directors, and working with a strong independent Lead Director. At the time we combined the roles of Chairman and CEO, we felt it was imperative that the leadership of the company be focused in one position to ensure effective management and direction to implement our strategic plan and initiatives. The interaction between management and Board roles related to strategic and long-term planning calls for a more streamlined and accountable leadership structure. At the same time, our strong, effective independent Lead Director and independent committees ensure significant oversight over company management. We believe this structure has worked well for us and remains the appropriate structure for our company.

Our Corporate Governance Guidelines require that when the roles of our Chairman and CEO are combined, we elect an independent Lead Director. Our Lead Director serves as the principal liaison between our independent directors and our Chairman, facilitating a steady stream of communications between management and our independent directors. Among other duties, the Lead Director:

- collaborates on the Board and committee meeting agendas;
- solicits and recommends matters for the Board and committees to consider;
- advises the Chairman as to the quality, quantity, and timeliness of the information submitted to the directors;
- calls meetings of the independent directors or for executive sessions during Board meetings;
- serves as chairman of the meetings of the independent directors or executive sessions of the Board;
- collaborates with committee chairs to ensure Board work is conducted at the appropriate level, coordinating on issues involving multiple committees;
- meets with our CEO to discuss our CEO's performance;
- communicates directly with shareholders when appropriate; and
- presides at Board meetings when the chairman is absent.

In light of our strong independent Lead Director structure, annual evaluations of the Lead Director's performance, a Board composed almost solely of independent directors, ready access to management by the directors, and regular executive session meetings without management, our Board exercises effective oversight of our executive Chairman, and the current leadership structure operates efficiently to protect and advance the interests of our shareholders.

Board Risk Oversight

Our Board is responsible for risk oversight and our management is responsible for the day-to-day assessment, monitoring and mitigation of the company's risks. To ensure vigilant monitoring of risks, the Board maintains oversight of certain key risks, including cybersecurity risks, at the full Board level. The Board has also delegated to the appropriate standing committees the oversight of certain risks within their respective areas of responsibility. The Nominating and Governance Committee assigns oversight of the various risk categories, including strategic, operational, IT (other than cybersecurity), financial, legal and regulatory and reputational risk, to the appropriate standing committees or the full Board, while ensuring that all risks, including any emerging risks, are monitored. The Nominating and Governance Committee regularly reviews management's enterprise risk management process, which is designed to provide visibility to the Board on major risks and risk mitigation strategies. In conjunction with the Board's strategic plan review, management identifies risks directly related to the strategic plan, as well as new and emerging risks. With respect to cybersecurity risks, at least twice a year, the Board discusses cybersecurity and information security risks with the Chief Information Officer.

Each committee regularly reviews and reports to the Board on its respective risk categories. Throughout the year, our Board and Board committees review and discuss the various risks confronting the company, paying special attention to new operating and strategic initiatives. Our Nominating and Governance Committee and our Board encourage open communication and appropriate escalation of risk reporting throughout the enterprise.

The company's enterprise risk management process engages key business and functional leaders to identify the major risks that the company faces. In addition to assessing major risks, management identifies ways to mitigate and monitor such risks. At least annually, the company's executive leadership reviews with the full Board the major risks identified in the enterprise risk management process, as well as the steps identified to mitigate such risks. The Board also regularly discusses with management changes in risk assessment and mitigation plans.

The Compensation Committee, with assistance from its independent compensation consultant, conducted a review of the risks arising from the Company's compensation policies and practices for employees, including executives. Based on such review, the Compensation Committee concluded that these risks are not reasonably likely to have a material adverse effect on the Company.

Director Selection

Our Nominating and Governance Committee is responsible for recommending to the Board director candidates to fill current and anticipated Board vacancies. The committee identifies and evaluates potential candidates from recommendations from the committee's own members, referrals from other Board members, management, shareholders, or other outside sources, including professional recruiting firms. Shareholders may recommend director nominees for election at an annual meeting of shareholders pursuant to the provisions of our bylaws, as described more fully on page 58 of this Proxy Statement. Our Corporate Governance Guidelines provide that all such director nominee recommendations by shareholders are brought to the attention of the Nominating and Governance Committee. In evaluating proposed candidates, the committee may review their résumés, obtain references, and conduct personal interviews.

Pursuant to our Corporate Governance Guidelines, the committee considers, among other factors, the Board's current and future needs for specific skills and the candidate's experience, leadership qualities, integrity, diversity, ability to exercise sound judgment, independence, and ability to make the appropriate time commitment to the Board. The committee strives to ensure the Board has a rich mix of relevant skills and experiences to address the company's evolving needs, as reflected by our ten director nominees:



Diversity of Experience and Background
Leadership Experience 10 100%
Public Company Board Experience 7 70%
Finance 8 80%
Technology 8 80%
Global Perspective 9 90%
Sourcing/Manufacturing 5 50%
Consumer Marketing 9 90%
Retail 9 90%

Gender
60% Men
40% Women

Board Refreshment and Tenure

Our Nominating and Governance Committee believes in the benefits of refreshing the Board on an ongoing basis through the nomination and election of new directors who can bring new ideas, perspectives and skills to the boardroom. In selecting director nominees, the Nominating and Governance Committee weighs the need for both director refreshment and institutional memory, and considers average tenure of the non-executive members of our Board as part of its holistic assessment of Board composition. It believes that the appropriate mix of varied levels of tenure and experience can help to mitigate risk.

Our Nominating and Governance Committee seeks to achieve a balance in director tenure through appropriate and deliberate Board refreshment and does not believe that it is appropriate at this time to set absolute term limits on the length of a director's service. Directors who have served on the Board for an extended period of time are able to provide valuable insight into the operation and future of the company based on their experience with, and understanding of, our history, policies and objectives.

As of the date of the 2019 Annual Meeting, the average tenure of the current non-executive members of our Board (for their current term of service) is approximately 9.8 years. If our shareholders elect the additional non-executive director nominee, Ms. O'Grady, the average tenure of the non-executive members of our Board immediately following the 2019 Annual Meeting would be reduced to 8.7 years.

Succession Planning

Our Board of Directors engages in an effective planning process to identify, evaluate and select potential successors to the CEO and other members of executive management. The CEO provides quarterly updates to the directors of the significant changes in key personnel and the chief human resources officer annually reviews with the Board executive management succession planning. Each director has complete and open access to any member of management. The senior members of management are invited regularly to make presentations at Board and committee meetings and meet with directors in informal settings to allow the directors to form a more complete understanding of the executive's skill and character. The Board periodically reviews and revises, as necessary, the company's emergency management succession plan, which details the actions to be taken by specific individuals in the event the CEO suddenly dies or becomes incapacitated.

Board Self-Evaluation Process

As required by our Corporate Governance Guidelines, annually, the Board conducts a self-evaluation of its performance and effectiveness. In addition, each of the standing committees of the Board also conducts an annual self-evaluation of its performance and effectiveness and discusses the results of such assessment with the Board. The purpose of the self-

evaluation process is to identify ways in which to enhance the effectiveness of the Board's and committees' oversight of the company's business and financial performance and corporate governance. As part of the self-evaluation process, each director completes written questionnaires developed by the Nominating and Governance Committee to provide feedback on the effectiveness of the Board and the committees on which they serve.

Related Party Transactions

Our Code of Business Conduct, which applies to all of our employees, executive officers and directors, requires that any potential conflict of interest be either avoided or fully disclosed. Each year, we require our directors and executive officers to disclose any transactions between them or their immediate family members and the company. The Audit Committee reviews any reported transactions related to directors or executive officers and takes appropriate action. Since the beginning of fiscal year 2019, there have been no related party transactions requiring approval or ratification under our Code of Business Conduct.

Stock Ownership Guidelines

We encourage significant stock ownership by our Board chairman, directors and executive management to align the interests of our leadership with those of our shareholders. We have established stock ownership guidelines that require each non-executive director to own La-Z-Boy equity equal in value to a multiple of their annual cash retainer. Our chairman and the other NEOs are required to own La-Z-Boy equity equal in value to a multiple of their respective base salary.

Current stock ownership guideline values for our chairman, directors and the named executive officers are as follows:

	Guideline Value (Multiple of Salary or Annual Cash Retainer)
Chairman of the Board and CEO	5x
Non-executive directors	5x
Other NEOs	3x

In determining compliance with the guidelines, we include shares owned directly, shares held in a family trust or qualified retirement program, performance-based shares contingently earned in completed performance periods but not yet paid out, and restricted stock awards.

Non-employee directors are required to meet this ownership level within five years of being elected to the Board. As of April 27, 2019, all our directors who have served on the Board for five or more years held sufficient La-Z-Boy equity to satisfy our stock ownership guidelines. NEOs are required to meet this ownership level within five years of being subject to the guidelines. As of April 27, 2019, all our NEOs who have been subject to the stock ownership guidelines for five or more years held sufficient La-Z-Boy equity to satisfy our stock ownership guidelines.

Prohibition on Hedging and Pledging

We prohibit directors, officers, or employees from hedging or pledging our shares or engaging in short-term speculative trading, including short sales, trading in puts and calls, and buying on margin.

Meetings and Attendance; Overboarding Policy

Our Board of Directors met five times during fiscal year 2019. At most meetings, the non-executive directors met in executive session, chaired by our Lead Director, without management present. During fiscal year 2019, each of our directors attended at least 75 percent of the meetings of the Board and committees on which the director served. All of the directors attended the 2018 annual meeting of shareholders, and, consistent with the policy set forth in our Corporate Governance Guidelines, we expect all the directors to attend the 2019 Annual Meeting.

Our Corporate Governance Guidelines provide that directors who also serve as chief executive officers (or in equivalent positions) of public companies should not serve on more than two boards of public companies in addition to the company's Board, and other directors should not serve on more than four boards of public companies in addition to the company's Board.

Corporate Governance Guidelines & Code of Business Conduct

The Company has adopted a Code of Business Conduct that applies to all of our employees, executive officers and directors. Our Corporate Governance Guidelines and Code of Business Conduct, as well as other key governance documents, can be found on our website at http://investors.la-z-boy.com, under "Corporate Governance."

Sustainability

Environment

We understand the impact our operations have on the environment, both locally and globally. We are committed to integrating environmentally sound and sustainable business practices into everything we do and have adopted an environmental policy, which is available on our website at http://www.la-z-boy.com. Our goal is to craft high-quality products, while having the least environmental impact. We are focused on reducing waste, increasing recycling and energy efficiency, and consuming fewer resources.

As part of that responsibility, we have implemented the comprehensive environmental management program of Enhancing Furniture's Environmental Culture (EFEC) at our manufacturing facilities. The EFEC program's eleven elements establish measurable goals for reducing our environmental footprint. Our EFEC-registered facilities include the La-Z-Boy USA Branded Manufacturing plants, La-Z-Boy Casegoods and our World Headquarters in Monroe, Michigan, which is also Leadership in Energy and Environmental Design (LEED)-certified. Located in Saltillo, Mexico, our La-Z-Boy Cut and Sew Center was the first international facility in our industry to be EFEC-registered. In addition, La-Z-Boy USA Branded Manufacturing, Kincaid and American Drew are Sustainable by Design (SBD) registered (American Home Furnishings Alliance), meaning their global supply partners must also manage their environmental performance.

In addition, we work cooperatively with our suppliers to foster compliance with applicable laws and regulations concerning environmental protection through their conformity with our Supplier Code of Conduct and Product Stewardship program.

Carbon & Climate

We are committed to reducing our energy consumption, reducing cost, optimizing capital investment for energy efficiency, reducing environmental and greenhouse gas emissions, and conserving natural resources. A majority of the Scope 1 and 2 greenhouse gases we generate are produced through the burning of fossil fuels. As a result, we have implemented an effective energy management program to reduce the consumption of fossil fuels. We are working diligently to reduce and manage our environmental footprint, including greenhouse gases. Our energy management program consists of the following elements: corporate engineering & facilities manager, plant energy champions, analysis of energy data, energy audits, performance goals, energy action plans, energy monitoring, and success recognition.

We continue to utilize on-site generated renewable wood fuels for the generation of steam used in production operations, heating and absorption cooling, and we sell excess wood residuals for further reuse by other industries. Wood fuel from sustainably managed forests is a renewable resource that helps reduce our use of fossil fuels, reduces greenhouse gas emissions and also reduces the volume of waste going to a solid waste landfill.

Natural Resources

We have sourcing policies and processes in place to help us ensure we comply with the legal sourcing requirements of the Lacey Act and eliminate illegal logging activities. We obtain many of our wood materials and components from suppliers that have implemented sustainable forest management practices or from sustainable plantation-grown renewable rubber-wood. We also use many other wood- and fiber-based materials made with recycled or recovered paper. We are also constantly looking for ways to conserve water throughout our operations.

Waste & Toxicity

We demonstrate responsible environmental management by complying with applicable environmental laws, regulations and obligations in addition to working to reduce the environmental burden of waste generation and emissions to the air, water and land. We strive to ensure that any waste generated is properly disposed of in a safe and responsible manner and we also seek out opportunities for recycling, pollution prevention and efficient use of natural resources, including energy. We utilize our EFEC initiatives to develop and implement a rigorous reuse and recycling program.

Our waste management programs consist of the following elements: prevention and reduction at the source, environmentally sound recycling, proper disposal of hazardous waste, and environmentally sound disposal of non-hazardous waste. We either reuse or recycle as much packaging material as possible from our manufacturing locations, distribution warehouses or when furniture is delivered to our customers. Plastic, cardboard, metal and many other items are all recycled within our manufacturing facilities. The distribution centers have a packaging return program with our manufacturing facilities for many items (including card board boxes and plastic bags furniture is transported in). We recycle the packaging materials at the regional distribution centers that are not reused (including densifiers to recycle Styrofoam). Packaging associated with the furniture that our distribution centers deliver is removed prior to delivery (either reused or recycled) and re-usable furniture blankets are used to deliver furniture.

We have greatly reduced our use of landfills or other off-site disposal means since 2007, and nine of our facilities are zero waste to landfill. As part of our commitment to environmental stewardship, we continue to improve the efficiency of our operations, increase our use of recycled materials, and control raw material waste.

Corporate-owned La-Z-Boy Furniture Galleries® stores are reducing their carbon footprint by decreasing energy use and utilizing greener construction materials, eco-friendly light bulbs, paint and flooring.

We continue to seek and embrace additional sustainable initiatives and best practices, including opportunities to incorporate renewable energy sources. For example, our Severn, Maryland store now relies on a rooftop solar energy system for approximately 75% of its energy needs.

Communication with Directors

Interested parties, including shareholders, may communicate with, or provide recommendations to, our Board, specified members or committees of the Board or the Lead Director by sending correspondence to our corporate secretary at One La-Z-Boy Drive, Monroe, MI 48162, and specifying in such correspondence the intended recipient or recipients of the communication or recommendation. The corporate secretary reviews and compiles all communications received, provides a summary of any lengthy or repetitive communications, and forwards them to the specified recipient director or directors. The complete communication is provided when requested by the relevant director, directors or committee.

Committees of the Board

We have three standing committees of the Board: the Audit, Compensation, and Nominating and Governance Committees. Each committee is composed of only independent directors. Each committee operates under a charter (which can be found at http://investors.la-z-boy.com, under "Corporate Governance") and has the ability to engage independent consultants and advisors at the company's expense to assist the committee in fulfilling its duties. Our current Lead Director serves on our Audit Committee and generally attends the meetings of the Compensation Committee and the Nominating and Governance Committee. The current membership and chair of each of the committees are shown in the following table:

Name	Audit	Compensation	Nominating and Governance
Kurt L. Darrow (Chairman and CEO)			
Sarah M. Gallagher		✔	✔
Edwin J. Holman	✔	Chair	
Janet E. Kerr		✔	✔
Michael T. Lawton	Chair	✔	
H. George Levy, MD		✔	✔
W. Alan McCollough (Lead Director)	✔		
Lauren B. Peters	✔		✔
Dr. Nido R. Qubein		✔	Chair

Audit Committee

Members: Michael T. Lawton (Chair)
Edwin J. Holman
W. Alan McCollough
Lauren B. Peters

Fiscal year 2019 meetings: 9

Independence: Each member of the committee is independent and financially literate

Audit Committee Financial Expert: Each member of the committee is an "audit committee financial expert," as defined by the Securities and Exchange Commission

Key oversight duties:

- Financial reporting process
- Compliance with legal and regulatory requirements
- Effectiveness of our internal and external audit functions
- Selection and oversight of our independent registered public accounting firm

The Audit Committee monitors the independence of the company's independent registered public accounting firm, annually requests and reviews the firm's written statement of relationships with the company, and reviews and limits our use of the firm for non-audit work. The committee reviews the staff assigned to our audit and ensures the lead partner is rotated at least once every five years. The committee discusses with management and our independent registered public accounting firm the quality and adequacy of our internal controls over financial reporting.

Report: The Audit Committee Report is set forth on pages 26-27 of this Proxy Statement.

Compensation Committee

Members: Edwin J. Holman (Chair)
Sarah M. Gallagher
Janet E. Kerr
Michael T. Lawton
H. George Levy, MD
Dr. Nido R. Qubein

Fiscal year 2019 meetings: 4

Independence: Each member of the committee is independent; each is an "outside director" and a "non-employee director" as defined for purposes of the Internal Revenue Code and Securities Exchange Act of 1934, as amended, respectively

Key oversight duties:

- Executive and director cash and equity compensation programs
- Compensation of executive officers
- Evaluating the CEO's performance

The Compensation Committee receives advice on executive compensation matters from outside compensation consultants. Each year the committee reviews and discusses the independence of its independent compensation consultants and has determined that its independent compensation consultants are independent and that their work for the committee does not raise any conflicts of interest.

Report: The Compensation Committee Report is set forth on page 28 of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation. Neither any current member of the committee nor any member of the committee during the last fiscal year is a former or current officer or employee of La-Z-Boy Incorporated or any of its subsidiaries. Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year has any relationship that Securities and Exchange Commission ("SEC") rules require us to disclose under this caption.

Nominating and Governance Committee

Members: Dr. Nido R. Qubein (Chair)
Sarah M. Gallagher
Janet E. Kerr
H. George Levy, MD
Lauren B. Peters

Fiscal year 2019 meetings: 4

Independence: Each member of the committee is independent

Key oversight duties:

- Board governance practices
- Director candidates
- Enterprise risk management process

The Nominating and Governance Committee makes recommendations on general corporate governance issues including the size, structure, and composition of the Board and its committees. The committee also assists the Board in overseeing our risks, including risk assessment, mitigation, and the determination of risk tolerance levels. See "Risk Oversight" above for more discussion of our risk oversight process.

Director Compensation

We currently use a combination of cash and restricted stock units ("RSUs") to compensate our non-executive directors. Mr. Darrow, as an executive of the company, is not compensated separately for his service on the Board. Below is a summary of the compensation paid to our non-executive directors during fiscal year 2019.

Annual Cash Retainer: We paid each non-executive director an annual cash retainer of $80,000.

Committee Chair Cash Retainers: We paid the chairs of our Audit, Compensation, and Nominating and Governance Committees an additional cash retainer of $20,000, $15,000, and $10,000, respectively.

Lead Director Cash Retainer: We paid our Lead Director an additional cash retainer of $30,000.

RSUs: We issued each non-executive director a grant of 2,655 restricted stock units with a grant date value of $88,013. Each RSU is equivalent in value to a share of La-Z-Boy common stock. We award dividend equivalents on RSUs at the same time and in the same amount as dividends declared on our common shares. The RSUs do not include voting rights. The RSUs vest and are settled, in shares only, when the director leaves the Board.

Miscellaneous: We reimburse directors for their cost of travel, lodging, and related reasonable expenses incurred in the performance of their duties, including reasonable expenses associated with participation in director education programs. We provide membership in the National Association of Corporate Directors for each director. Each director is eligible to purchase our products from us at a discount.

Name	Fees Earned or Paid in Cash $[1]	RSU Awards $[2]	All Other Compensation $[3]	Total ($)
Sarah M. Gallagher	80,000	88,013	4,330	172,343
Edwin J. Holman	95,000	88,013	22,341	205,354
Janet E. Kerr	80,000	88,013	26,304	194,317
Michael T. Lawton	100,000	88,013	9,055	197,068
H. George Levy, MD	80,000	88,013	28,098	196,111
W. Alan McCollough	110,000	88,013	28,098	226,111
Lauren B. Peters	80,000	88,013	4,330	172,343
Dr. Nido R. Qubein	90,000	88,013	28,098	206,111

[1] Includes annual cash retainer, Lead Director cash retainer, and committee chair cash retainers.

[2] Reflects the grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

[3] Reflects payments of dividend equivalents on RSUs at the time and in the amount that dividends were declared for common shares.

AUDIT MATTERS

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee selects the company's independent registered public accounting firm and manages all aspects of the relationship, including the firm's compensation, retention, replacement, and scope of work. The Audit Committee conducts an annual evaluation of the independent registered public accounting firm's qualifications, performance, and independence. In accordance with SEC rules, the lead partner overseeing the company's independent audit engagement rotates every five years and the Audit Committee and its chair are directly involved in the company's selection of the lead engagement partner.

The Audit Committee has selected PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the company's independent registered public accounting firm ("independent auditor") for fiscal year 2020. PricewaterhouseCoopers acted as our independent auditor for fiscal year 2019 and has served as the company's independent auditor since 1968. The Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers as the company's independent auditor is in the best interests of the company and its shareholders. Representatives of PricewaterhouseCoopers will be present at the Annual Meeting to answer questions and will have with the opportunity to make a statement.

We ask you to ratify the selection of PricewaterhouseCoopers as our independent auditor. Although ratification is not required by our bylaws or otherwise, the Board and the Audit Committee submit the selection of PricewaterhouseCoopers to you for ratification as a matter of good corporate practice. The Audit Committee may reconsider the selection if it is not ratified. In addition, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.

Our management will present the following resolution at the Annual Meeting:

RESOLVED, the Audit Committee's selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for La-Z-Boy Incorporated for fiscal year 2020 is ratified.

 **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 2**

Audit Committee Report

In accordance with the charter adopted by the Board, the Audit Committee assists the Board of Directors in overseeing our financial reporting process, internal controls and procedures, and compliance with legal and regulatory requirements. Management is responsible for the company's financial reporting process and related internal controls, while the independent registered public accounting firm is responsible for independently auditing the company's financial statements and internal controls in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB"). The current Audit Committee charter, which provides more information regarding the committee's responsibilities and processes, is available on the La-Z-Boy website at http://investors.la-z-boy.com, under "Corporate Governance."

The Audit Committee selects the company's independent registered public accounting firm and manages all aspects of the relationship, including the firm's compensation, retention, replacement, and scope of work. In selecting PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for fiscal year 2020, the committee evaluated the firm's independence, including reviewing the written disclosures and letter from PricewaterhouseCoopers LLP required by the PCAOB, and discussed with PricewaterhouseCoopers LLP its independence. The committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The committee also considered whether PricewaterhouseCoopers LLP's provision of non-audit services to the company is compatible with the firm's independence. The committee determined that PricewaterhouseCoopers LLP is independent of the company and management.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP the company's audited financial statements for the fiscal year ended April 27, 2019.

The Audit Committee met nine times during fiscal year 2019. The committee regularly meets with the senior members of the company's financial management team and the company's independent registered public accounting firm. The committee selectively met with key managers of the company to review or discuss potential financial risks related to the company. The committee also regularly met in executive sessions, in separate private sessions with PricewaterhouseCoopers LLP, the key members of the senior management team and the internal audit team. At these meetings, the committee discussed the company's financial estimates and judgments, internal controls over financial reporting, accounting principles, and regulatory compliance.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in La-Z-Boy's Annual Report on Form 10-K for the fiscal year ended April 27, 2019, for filing with the SEC.

The Audit Committee

Michael T. Lawton, Chair
Edwin J. Holman
W. Alan McCollough
Lauren B. Peters

Audit and Other Fees

For professional services rendered to the company for fiscal years 2018 and 2019, PricewaterhouseCoopers has billed us as follows:

	Fiscal 2019	Fiscal 2018
Audit Fees	$2,242,000	$1,998,000
Audit-Related Fees	20,000	28,000
Tax Fees	74,000	263,000
All Other Fees	3,000	3,000
Total Fees	$2,339,000	$2,292,000

Audit Fees: Consist of fees for the audit work performed on our annual financial statements, our internal controls over financial reporting, management's assessment of our internal controls over financial reporting, and reviews of the quarterly financial statements included in our quarterly reports on Form 10-Q, as well as audit services that are normally provided in connection with our statutory and regulatory filings.

Audit-Related Fees: Consist of fees for assurance and related services that are traditionally performed by the independent registered public accounting firm. For fiscal year 2019, these services were principally for control testing in anticipation of adoption of ASC 842.

Tax Fees: Consist of fees for services related to tax compliance and other tax services. For fiscal year 2019, these services related primarily to tax advisory services related to the following: fiscal year 2019 acquisitions, research tax credits, the termination of our defined benefit pension plan, and foreign jurisdictions.

All Other Fees: Consist of subscription fees for PricewaterhouseCoopers' accounting research software tool and disclosure checklist tool in fiscal year 2019.

Pre-Approval Policy and Procedures

The Audit Committee has a policy that all audit and non-audit services provided by our independent auditor must be approved in advance by the Audit Committee. Between meetings of the Audit Committee, the committee has delegated authority to review and approve such services to its chair. Any such approval by the chair must be reported to the entire Audit Committee at the next scheduled Audit Committee meeting. The Audit Committee approved all audit and non-audit services provided by the independent auditor, PricewaterhouseCoopers, in fiscal year 2019 in accordance with its policy.

COMPENSATION MATTERS

Proposal 3: Advisory Resolution to Approve the Compensation of our Named Executive Officers

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, as amended ("Exchange Act"), we ask you to approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC, including Item 402 of the SEC's Regulation S-K.

As described in detail in the Compensation Discussion and Analysis, we seek to closely align the interests of our named executive officers with those of our shareholders. We have endeavored to design our compensation programs to reward our named executive officers for individual and company-wide achievements without encouraging them to subject our company to excessive risks. Before voting on this proposal, please read the Compensation Discussion and Analysis and review the compensation disclosure tables and related narrative discussion. Those materials provide a detailed explanation of our executive compensation philosophy and practices.

The vote on this resolution is not intended to address any specific element of compensation but is instead a vote on approving the overall compensation of our named executive officers as described in this Proxy Statement. While the vote is non-binding, we value the opinion of our shareholders, and will consider the outcome of the vote when making future named executive officer compensation decisions.

Our management will present the following resolution at the Annual Meeting:

RESOLVED, the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S–K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

 **THE BOARD RECOMMENDS YOU VOTE "FOR" PROPOSAL 3.**

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and be incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended April 27, 2019.

The Compensation Committee

Edwin J. Holman, Chair
Sarah M. Gallagher
Janet E. Kerr
Michael T. Lawton
H. George Levy, M.D.
Dr. Nido R. Qubein

Compensation Discussion and Analysis

This section describes the material components of our executive compensation program for our named executive officers ("NEOs"), whose compensation is set forth in the 2019 Summary Compensation Table and other compensation tables contained in this Proxy Statement. We also describe our executive compensation philosophy and the objectives and principles underlying our executive compensation programs. In addition, we explain how and why the Compensation Committee of our Board made the specific compensation decisions involving the NEOs for fiscal year 2019.

In 2019, our NEOs were Mr. Louis M. Riccio Jr.[1] and the following NEOs serving as executive officers of the company on April 27, 2019:

Kurt L. Darrow

Chairman and Chief Executive Officer

Melinda D. Whittington[2]

Senior Vice President and Chief Financial Officer

Darrell D. Edwards[4]

Senior Vice President and Chief Operating Officer

J. Douglas Collier[3]

Senior Vice President, Chief Commercial Officer and President, International

Otis S. Sawyer

Senior Vice President and President, La-Z-Boy Portfolio Brands

[1] On September 27, 2017, the Company announced Mr. Riccio's decision to retire following completion of the Company's fiscal 2018 year-end reporting. Mr. Riccio remained in his position until his successor, Melinda D. Whittington, was appointed as Chief Financial Officer on June 21, 2018. Following that, Mr. Riccio served as a Senior Vice President of Finance to provide support during the transition of his responsibilities until his retirement effective August 31, 2018.

[2] Ms. Whittington joined the Company as Senior Vice President of Finance on June 18, 2018, and was appointed as Senior Vice President and Chief Financial Officer on June 21, 2018.

[3] On April 24, 2019, the Company announced Mr. Collier's decision to leave the company, which was effective June 30, 2019.

[4] Mr. Edwards was promoted to Senior Vice President and Chief Operating Officer effective May 8, 2019. Prior to his promotion, Mr. Edwards had served as the Senior Vice President and Chief Supply Chain Officer since August 2014.

Executive Summary

Fiscal Year 2019 Financial, Strategic and Operational Highlights

While fulfilling our corporate mission of *turning houses into homes*, in fiscal year 2019, we delivered on our fundamental goal of providing long-term value to our shareholders.	
Financial	**Strategic and Operational**
For fiscal year 2019, on a GAAP basis, we: • Increased consolidated sales by 10% from the prior year to $1.75 billion • Delivered strong profitability performance with a 7.4% consolidated operating margin • Generated $151 million in cash from operating activities • Returned a total of $46 million to shareholders through share repurchases and an increased dividend	During fiscal year 2019, we: • Further strengthened our well-established manufacturing platform through various investments made in our plants and the opening of our new Innovation Center • Delivered excellent Retail performance • Acquired the Arizona-based La-Z-Boy Furniture Galleries® stores, the highest performing operation in the La-Z-Boy store network • More significantly solidified our position in the e-commerce space with our acquisition of Joybird, a premier direct-to-consumer retailer and manufacturer of upholstered furniture

Linkage of Company Performance in Fiscal Year 2019 to NEO Compensation

Our company's performance drove our NEO compensation in fiscal year 2019. In line with our pay-for-performance philosophy, the majority of the total target direct compensation (which includes base salary, target annual bonus, and target value of annual long-term equity incentives) for each of our NEOs other than Mr. Riccio is performance-based. Please see the charts under "Total Direct Compensation Mix – Pay-for-Performance" on page 34. For our annual Management Incentive Plan, as discussed beginning on page 35, our fiscal year 2019 performance goals for sales and operating profit were overachieved, delivering a 157% of target payout for our NEOs. For our long-term incentive plan, as discussed beginning on page 36, the performance-based share awards granted in fiscal year 2017 (for the three-year performance period that ended with our fiscal 2019 year-end) vested at 61% of target, reflecting a near on-target relative total shareholder return ("TSR") over the three-year performance period, but sales and operating margin performance that fell short of the three-year performance goal targets established at the beginning of the performance period.

Our Executive Compensation Philosophy, Objectives and Principles

We design our executive pay programs to support our business strategy with clearly defined programs that provide meaningful award opportunities that are aligned to the achievement of our strategic and financial objectives.

- **Pay for performance.** We provide the majority of our NEOs target total direct compensation in annual and long-term incentive awards that are earned, or increase in value, based on company and stock performance.
- **Reward for total shareholder return.** We align our NEOs' interests with our shareholders' by providing a significant portion of their annual target pay opportunity in the form of long-term equity incentives (for fiscal year 2019, stock options and performance-based shares) whose value is dependent on our stock price and absolute TSR performance, and by basing a portion of the performance-based shares opportunity on the total return our common stock produces for our shareholders compared with returns of other companies.
- **Require significant stock ownership.** We require our NEOs to own meaningful amounts of our stock over a sustained period to ensure they have the perspective of long-term shareholders.
- **Provide market competitive opportunities.** We design our compensation packages, including base salaries and incentive opportunities, to be market competitive based on data from U.S. manufacturers, retailers, and manufacturers with a retail focus.
- **Manage costs.** In designing our executive pay programs, we take into account the cost of various elements (share usage, cash flow, and accounting impacts).

Our compensation philosophy is to provide a total direct compensation opportunity generally targeted to the median of the competitive market, with consideration of performance, competencies, skills, experience and other factors in setting individual pay levels. The majority of each NEO's annual target compensation is at risk with the amount realized, if any, based on company and stock price performance. The pay level and at-risk portion increases as an NEO assumes greater levels of responsibility with greater impact on the company. Accordingly, our CEO's pay level and at-risk pay portion are higher than those of other officers due to his greater level of responsibility.

Fiscal Year 2019 Compensation Actions

We continue to monitor all of our executive compensation program elements and practices to determine how they compare with current market practices and align with our overall compensation philosophy. During the end of fiscal year 2018 and in fiscal year 2019, our Compensation Committee worked with FW Cook, the committee's independent executive compensation consultant, to evaluate our programs. Based on this review, we made the following changes to the design of fiscal year 2019 programs as compared with the fiscal year 2018 programs:

- In our Management Incentive Plan ("MIP"), operating profit dollars replaced operating margin percentage as a performance measure, to enhance focus on both profitability and growth;

- Starting with fiscal year 2019 grants, for the performance-based share component of our long-term incentive program:
  - Operating cash flow replaced operating margin percentage as a performance measure to increase focus on cash flow, which the Compensation Committee viewed as an important metric for measuring the company's execution of its business strategy, as well as to diversify the metrics used in the performance-based share program from those used in the MIP.
  - Relative TSR is compared to the companies in the Consumer Durables and Apparel sub-index of the S&P 600, rather than to the entire index, to more effectively measure our relative performance against companies in similar industries and who are exposed to similar economic factors.

The Compensation Committee took the following actions with respect to fiscal year 2019:

- Reviewed and approved increases to base salaries for the NEOs (see pg. 34).
- Reviewed and approved fiscal year 2019 MIP performance goals (net sales and operating profit) and payouts based on fiscal year 2019 performance, which qualified NEOs for payment above target levels (see pg. 35).
- Approved fiscal year 2019 long-term incentive awards composed of stock options (50%) and performance-based shares (50%), a new-hire restricted stock award for Ms. Whittington, and payouts and contingently earned awards for prior performance-based share awards (see pg. 36).
- Approved the fiscal year 2019 Performance Compensation Retirement Plan performance goals (total operating income) and corresponding contribution percentages and, based on fiscal year 2019 performance, approved the company contribution at target (see pg. 39).

Say-On-Pay Vote

Since August 2011, we have provided our shareholders with the opportunity to cast an annual advisory vote on our executive compensation (a "say-on-pay proposal"). At the most recent annual advisory vote on August 28, 2018, approximately 96% of the votes cast by our shareholders were to approve the compensation we paid to our NEOs. In determining executive compensation for fiscal year 2019, the Compensation Committee took into account the results of our prior advisory votes, which reflected shareholder approval of our executive compensation philosophy, and considered many other factors. We believe our executive compensation programs continue to provide a competitive pay-for-performance package that helps us attract, retain, and motivate our executives.

Accordingly, the Compensation Committee did not make any changes to the company's executive compensation programs in response to the 2018 say-on-pay vote. The committee did, as part of its ongoing refinements to such programs, make the changes described above under "Fiscal Year 2019 Compensation Actions."

Summary of Our Executive Compensation Practices

What We Do

- ✔ Pay for performance – Our NEO compensation programs emphasize variable pay over fixed pay. A majority of their target annual compensation is at risk and linked to our financial or stock market results.
- ✔ Executive stock ownership guidelines – Our expectations for stock ownership align NEOs' interests with those of our shareholders
- ✔ Use relative TSR in long-term performance awards
- ✔ Require company contributions to the Performance Compensation Retirement Plan to be determined by company performance
- ✔ Mitigate undue risk – we have caps on potential incentive payments and a clawback policy on performance-based compensation
- ✔ Include only independent directors on the Compensation Committee
- ✔ The Compensation Committee engages an independent compensation consulting firm to assist it and the Board with executive compensation program design and review
- ✔ Provide severance and change-in-control arrangements that are designed to be aligned with market practices, including the use of double-trigger change-in-control severance agreements
- ✔ Prohibit hedging and short sales by executive officers and directors

What We Don't Do

- ✘ Do not provide employment agreements
- ✘ Do not gross up excise taxes upon a change in control
- ✘ Do not reprice options without shareholder approval
- ✘ Do not pay dividends on unearned performance shares or units
- ✘ Do not have single trigger vesting of equity-based awards upon a change in control
- ✘ Do not provide excessive perquisites

Compensation Committee's Role

Each year, the Compensation Committee reviews and approves the overall design of our executive pay programs and all pay elements for the NEOs. The CEO, chief financial officer, and chief human resources officer provide input on program design (including goals and weighting) and information on the company's and the furniture industry's performance.

The Compensation Committee has sole authority to retain and terminate consultants used to assist in the evaluation of executive compensation. For fiscal year 2019, the committee retained FW Cook as its independent executive compensation consultant to advise the committee on matters related to executive compensation. Under the committee's direction, FW Cook interacted with members of the senior executive team to provide insight into company and industry practices and ensure that executives were informed with regard to emerging best practices and market trends.

The committee annually reviews the independence of its consultants by considering the factors specified in the NYSE's rules related to compensation advisor independence. FW Cook provides a report addressing the following factors: (1) other services the consultant provided to us; (2) the fees we paid as a percentage of the consultant's total revenue; (3) the consultant's policies and procedures designed to prevent a conflict of interest; (4) any business or personal relationship of the consultant with a member of the committee; (5) any company stock owned by the consultant; and (6) any business or personal relationships between our executive officers and the consultant. In fiscal year 2019, the committee discussed FW Cook's independence along with these factors and concluded that the consultant's work did not present any conflict of interest.

Pay-Setting Process Methodology

We assign NEOs to pay grades based on their duties and responsibilities. For each position, we establish a salary range and the target annual and long-term incentive award opportunities based on market median pay levels. In setting individual pay levels, we consider market pay data, company performance, and the NEO's competencies, skills, experience, and performance, as well as our business needs, cost, and internal pay equity.

In setting the NEOs' pay levels (salary, target annual and target long-term incentive awards), the Compensation Committee annually reviews pay data for the CEO and other NEOs of peer group companies. The committee evaluates each peer company annually to determine whether its inclusion remains appropriate. To maximize year-over-year comparability, the committee prefers that the peer group remain consistent from year to year. In the fourth quarter of fiscal year 2018, the committee worked with FW Cook to review and approve the peer group of companies for fiscal year 2019. FW Cook screened for potential peers:

- in similar industries
- of similar size
- in similar geographies
- with a business focus on furniture

- with robust supply chain and manufacturing operations
- with recognizable brands
- with brick-and-mortar & online retail presence

Based on this review and the advice of FW Cook, the committee removed Acuity Brands, Inc. and MDC Holdings, Inc. and added HNI Corporation and Steelcase Inc. to the peer group for fiscal year 2019. The peer group used to evaluate fiscal year 2019 executive compensation decisions is composed of the following 16 publicly-traded companies:

Aaron's, Inc.	Interface, Inc.	Sleep Number Corporation
Callaway Golf Company	Knoll, Inc.	Steelcase Inc.
Ethan Allen Interiors, Inc.	Libbey Inc.	Tempur Sealy International, Inc.
Haverty Furniture Companies, Inc.	Overstock.com, Inc.	Wolverine Worldwide, Inc.
Herman Miller, Inc.	Pier 1 Imports, Inc.	
HNI Corporation	RH	

To aid in its oversight of our executive compensation programs, in November 2018, the committee requested that FW Cook conduct a competitive review of target pay opportunities for each of the NEO positions. The analysis included base salary, short-term incentives, and long-term incentives and compared the compensation of the NEOs within the peer group companies, supplemented by data from third-party general industry surveys. Fiscal year 2019 target total direct compensation of our NEOs, on average, was 102% of the median total direct compensation for corresponding executives among the peer companies.

In addition, the committee annually reviews current and historical compensation for the NEOs, as well as estimated amounts to be paid to the NEOs under various employment termination situations, including severance and a change in control of the company. Periodically, we also review market practices for executive retirement benefits and deferred compensation plans.

Our process for setting compensation for our NEOs includes a formal, individual performance evaluation each year for each NEO. The independent members of our board of directors assess our CEO's performance each year. This assessment includes an evaluation of critical areas, including customer relations, human capital, shareholder value, operating results, and strategic goals. Every third year, the committee's independent compensation consultant coordinates the committee's evaluation of the CEO's performance focusing on the same criteria. The consultant compiles the evaluations provided by each board member and prepares a detailed report for the board. The CEO assesses the individual performance of the other NEOs each year based on their overall performance throughout the year, accomplishment of specific goals, and their future potential within the organization. This assessment is used in determining base salary as noted below.

Executive Compensation Program Elements

To best achieve our objectives for the executive pay programs, we provide a compensation package composed of the following primary elements:

Component	Description	Performance-Based?	Page Reference
Base Salary	Fixed compensation for services rendered.	No[1]	See pg. 34
Management Incentive Program (MIP)	Short-term incentive plan that pays cash bonuses to participants based on performance against pre-established goals for net sales and operating profit.	Yes	See pg. 35
Long-Term Incentives	Annual equity awards (for fiscal year 2019, stock options and performance-based shares).	Yes	See pg. 36
	• Stock options attain value only if our stock price increases following the date of grant. • Performance-based shares are earned based on performance against pre-established goals for net sales and operating cash flow, and TSR relative to the S&P Small-Cap Consumer Durables and Apparel sub-index.		
	Other than annual equity awards, selective restricted stock awards that vest over time to support attraction and retention of key talent. Awards may increase or decrease in value before vesting based on the company's stock price performance.		
Retirement Benefits	A qualified 401(k) plan and non-qualified executive deferred compensation plan. Amounts contributed to 401(k) and deferred compensation plans are determined by an NEO's election. Matching contributions to 401(k) plans in excess of IRC limitations may be credited to the executive deferred compensation plan.	No[2]	See pg. 39
Performance Compensation Retirement Plan	A non-qualified retirement account to which contributions (percentage of the sum of base salary plus bonus earned) are made by the company depending on performance relative to pre-established operating income goals.	Yes	See pg. 39

[1]   The Compensation Committee considers performance in making any adjustments to base salaries.

[2]   NEOs may only contribute or elect to defer amounts earned and paid during the year (*i.e.* actual base salaries and bonuses paid).

The mechanics of these pay elements and our pay decisions are detailed below. In addition, we have change-in-control agreements with our NEOs, and they participate in a severance plan. Additional information regarding the change-in-control agreements and executive severance plan can be found on page 41. We believe these elements assist us in attracting and retaining quality executive talent and support continuity of our leadership.

Total Direct Compensation Mix – Pay-for-Performance

In line with our pay-for-performance philosophy, the majority of each NEO's target total direct compensation is performance-based and therefore, "at risk." Target total direct compensation is composed of base salary, target annual bonus, and target value of annual long-term equity incentives. The chart below shows the percentage of each element in the target total direct compensation for our CEO and the average for our other NEOs other than Mr. Riccio.



CEO

21% Base Salary
25% Target MIP
27% Performance-Based Shares
79% At Risk
27% Stock Options

Other Named Executive Officers (average)

34% Base Salary
25% Target MIP
20.5% Performance-Based Shares
66% At Risk
20.5% Stock Options

Base Salary

We set base salaries for our NEOs based on their scope of responsibility, competencies, experience, leadership, and performance. We consider market competitiveness, specific job responsibilities, internal pay relationships, and total cost. Consistent with our practices for all management employees, NEOs are eligible for annual merit salary increases based on individual performance, comparison with market levels, and the total salary budget.

Salary Changes in Fiscal Year 2019

In April 2018, the Compensation Committee reviewed the salary levels for each of the then-serving NEOs. As part of the salary review process, the committee reviewed and considered the performance of each NEO, relevant market data, the comparison of compensation among various levels of management, and the company's overall performance. Based on these considerations, the committee approved salary increases for the NEOs, effective July 1, 2018. Ms. Whittington's base salary was established at a level the Compensation Committee deemed competitive and appropriate at the time she was hired on June 18, 2018, considering relevant market data and the comparison of compensation among various levels of management.

A two-year base salary history for each of the NEOs is presented in the following table:

NEO	Fiscal 2018 Salary $[1]	Fiscal 2019 Salary $[1]	% Change
Kurt L. Darrow	995,000	1,025,000	3.02%
Melinda D. Whittington[2]	n/a	525,000	–
Darrell D. Edwards	475,000	494,000	4.00%
J. Douglas Collier[3]	475,000	489,000	2.95%
Otis S. Sawyer	435,000	448,000	2.99%
Louis M. Riccio Jr.[4]	475,000	489,000	2.95%

(1) Salary increases become effective on July 1, two months after the start of the fiscal year. As a result, the amounts shown for fiscal 2019 are higher than those shown in the 2019 Summary Compensation Table on page 42 below.

(2) As noted earlier, Ms. Whittington joined the company on June 18, 2018.

(3) As noted earlier, Mr. Collier left the company effective June 30, 2019.

(4) As noted earlier, Mr. Riccio retired from the company effective August 31, 2018.

Incentive Compensation

We award incentive compensation under the La-Z-Boy Incorporated 2017 Omnibus Incentive Plan (the "Omnibus Incentive Plan") to reward participants for achievement of both short-term and long-term corporate performance goals and to enhance our ability to attract and retain employees. The Compensation Committee believes that designing the incentive compensation program with multiple objectives and performance periods promotes behavior consistent with creating shareholder value while mitigating incentives to pursue risky or unsustainable results.

Short Term Incentive Awards (Management Incentive Program)

Our annual cash bonus program, which we refer to as the Management Incentive Program or MIP, is a short-term incentive award plan that we designed to motivate and reward NEOs for achieving annual goals. We establish award levels for each eligible pay grade after considering market median practices. Target awards, specified as a percentage of base salary, vary by pay grade. The NEOs have the opportunity to earn awards between 50% of their target incentive opportunity if we meet minimum performance requirements to a maximum of 200% of their target incentive opportunity, based on performance. For the NEOs, we base the financial goals on the company's overall consolidated financial performance.

Fiscal year 2019 financial performance measures were:



50% Net Sales

50% Operating Profit

The Compensation Committee approved the net sales and operating profit financial performance measures because the committee viewed them as supportive of driving shareholder value by emphasizing both profitability and growth. The Compensation Committee includes certain pre-established adjustments to the performance metrics to provide NEOs with an incentive to take actions that are deemed to be in the long-term interests of the business, but that might otherwise adversely affect payouts on the annual cash incentive awards. In calculating fiscal year 2019 performance for net sales, pursuant to the pre-defined adjustments, the impact of an acquisition (other than for the purchase of assets of a La-Z-Boy Furniture Galleries® licensee) was excluded. In calculating fiscal year 2019 performance for operating profit, pursuant to the pre-defined adjustments, improved operating profit due to the impact of an acquisition (other than for the purchase of assets of a La-Z-Boy Furniture Galleries licensee), purchase accounting charges related to acquisitions, and a portion of a legal settlement paid by the company were excluded. After defining required performance, the committee has discretion, in extraordinary circumstances, to modify incentive awards for the NEOs, either up or down, to further link incentive plan payouts and the quality of performance. The committee did not exercise such discretion in awarding MIP payments for fiscal year 2019.

The committee set the target financial performance goals to be challenging but achievable with strong management performance. For fiscal years 2015 through 2019, our payouts under the MIP for overall company financial performance averaged approximately 95% of target.

Analysis — Fiscal 2019 MIP Payouts Were Above Target, Reflecting Our Strong Financial Performance

Our fiscal year 2019 company financial performance results, on a consolidated basis, exceeded the established target levels, reflecting strong sales and operating profit results during the year. In line with our compensation philosophy and in accordance with standards we set at the outset of the year, MIP payments to our NEOs for fiscal year 2019 were above target but below maximum levels.

Fiscal 2019 MIP Goals and Results

Performance Level	Payout Level (% of Target)	Net Sales (in Millions)	Operating Profit (in Millions)
Maximum	200%	$1,724	$150.5
	150%	$1,684	$140.5
Target	100%	$1,652	$133.0
Threshold	50%	$1,577	$113.0
Actual		$1,686	$142.4
Individual Metric Payout		153%	160%
Individual Metric Weight		50%	50%
Overall Payout (% of Target)			**157%**

For fiscal year 2019 targets for each of our NEOs other than Ms. Whittington, there was no change in target opportunity from last fiscal year. Ms. Whittington's target opportunity was established using competitive market data and the company's historical compensation practices for employees in her salary grade. Our NEOs' fiscal year 2019 targets, achieved performance levels, and actual MIP awards, expressed as a percentage of bonus-eligible earnings (base salary, including vacation and holiday pay) were as follows:

	Fiscal 2019 Target Incentive (% of base salary)	Achieved Performance Level (% of target performance)	Actual Fiscal 2019 Incentive Payout (% of base salary)
Kurt L. Darrow	115%	157%	180.55%
Melinda D. Whittington	75%	157%	117.75%
Darrell D. Edwards	75%	157%	117.75%
J. Douglas Collier	75%	157%	117.75%
Otis S. Sawyer	60%	157%	94.20%
Louis M. Riccio Jr.	75%	157%	117.75%

Long-Term Equity Incentive Awards

The long-term incentive award provisions of our Omnibus Incentive Plan provide for equity-based compensation (restricted stock, restricted stock units, stock options, or other forms of equity-based compensation) that we design to align NEO pay with long-term shareholder returns, motivate our NEOs to focus on long-term business objectives, and encourage long-term strategic thinking. The value our NEOs receive from these awards varies based on the company's performance and the future price appreciation and TSR of our common stock.

Each year, the Compensation Committee establishes long-term incentive award types, mix, and award levels for each eligible pay grade based on our objectives for the equity grants and after considering market median practices, total cost (including share usage, accounting, and tax impacts), and past practices. We review the accounting treatment of the relevant incentive award types, including stock options and performance-based share awards. The Compensation Committee approves annual equity-based awards that we grant in the first quarter of the fiscal year.

Fiscal Year 2019 Grants

Early in fiscal year 2019, pursuant to the Omnibus Incentive Plan, we granted to our NEOs two types of stock-based awards: stock options and performance-based shares, which we summarize below. In addition to granting Ms. Whittington stock options and performance-based shares, the Compensation Committee granted a special restricted stock award to Ms. Whittington as part of her new-hire compensation package.

Stock Options (50% of total fiscal year 2019 long-term incentive opportunity)

Stock options entitle NEOs to purchase stock at an exercise price (closing price on date of grant) for up to ten years. Options expire at the end of ten years if they have not been exercised by that time. Stock options deliver value to NEOs if the company's stock price rises, directly aligning executive compensation with the value created for shareholders as reflected in stock price appreciation from the date of grant. The stock options we granted in fiscal year 2019 vest in equal installments over four years (25% per year) and have a ten-year term.

Performance-Based Share Awards (50% of total fiscal year 2019 long-term incentive opportunity)

Performance-based share awards provide our NEOs the opportunity to earn a defined number of shares of our common stock if we achieve pre-set performance goals. The value of any earned shares depends on La-Z-Boy's future stock price. An NEO's award opportunity ranges from 50% of the NEO's target number of shares if we meet minimum performance requirements to a maximum of 200% of the target number of shares. Following the conclusion of the three-year performance period, we will pay out the shares that our NEOs have earned.

The number of shares our NEOs receive, if any, will depend on how the company performs against sales growth (weighted 40%) and operating cash flow (weighted 40%) targets in fiscal years 2019, 2020, and 2021, and against the relative TSR (weighted 20%) goal over the three-year performance period. Payouts for sales growth and operating cash flow results are weighted 50% on fiscal year 2019 results, 30% on fiscal year 2020 results, and 20% on fiscal year 2021 results. TSR is measured over the entire three-year performance period relative to the performance of the other constituents of the S&P Small-Cap Consumer Durables and Apparel sub-index.

Metric (Total Weight)	Fiscal 2019 Weight (50%)	Fiscal 2020 Weight (30%)	Fiscal 2021 Weight (20%)
Sales Growth (40%)	20%	12%	8%
Operating Cash Flow (40%)	20%	12%	8%
Relative Total Shareholder Return (20%)			20%

NEOs may earn shares based on each factor independent of our performance on the other factors. Each factor includes a minimum performance level that must be achieved before any shares are earned based on that factor. No shares are earned if the company performs below the threshold performance level of all three factors. Payout for performance between threshold and target and between target and maximum is interpolated for performance between levels. The actual number of shares NEOs earn can be more or less than target level depending on the company's performance.

Special Restricted Stock Award and Relocation Allowance

On occasion, the Compensation Committee makes special compensation arrangements, such as selective restricted stock awards, as an incentive for executives to join and remain with our company and to work to enhance the value of the company's stock over time. Such compensation arrangements may be subject to clawback or vesting conditions so that the executives only receive value from such arrangements if they remain employed with the company for a specified period of time.

In connection with her hiring as Senior Vice President and Chief Financial Officer, and as an inducement to join the company, Ms. Whittington received: (i) a sign-on restricted stock award of 20,000 shares of the company's common stock with a grant date value of $663,000 and (ii) a sign-on relocation allowance of $50,000 in lieu of certain relocation benefits. Her restricted stock award will vest over a four-year period at 25% per year on the anniversary of the grant date. Under the terms of the award agreement, Ms. Whittington will receive the shares and accrued dividends when the restricted shares vest, and the restriction on trading these shares is removed. The relocation allowance is subject to repayment if Ms. Whittington resigns her employment with the company or is terminated for "cause" within a two-year period.

Earnings and Payouts for Prior Equity Grants

All of our NEOs earned payouts on the performance-based share awards granted in fiscal year 2017 for the three-year performance period that ended with our fiscal 2019 year end, except for Ms. Whittington because she was not employed when this award was granted. The following table shows how the company performed against the sales and operating margin goals for each of the three fiscal years, and the company's relative TSR versus the performance goal for the full three-year period. Following the end of the three-year performance period, we paid out earned shares, the number and value of which are shown in the Option Exercises and Stock Vested table on page 47.

Performance Period Fiscal Year 2017-2019 – Overall payout as a % of target: 61%

	Target Goals			Results			Payout as % of Target		
	Sales (in Billions)	Operating Margin	Relative TSR Over 3 Years	Sales (in Billions)	Operating Margin	Relative TSR Over 3 Years	Sales	Operating Margin	Relative TSR Over 3 Years
FY17	$1.600	8.58%	50th Percentile	$1.520	8.62%	49.16th Percentile	62%	107%	98%
FY18	$1.675	8.88%		$1.584	8.17%		0%	0%	
FY19	$1.750	9.18%		$1.745	7.43%		97%	0%	

The performance-based share awards granted in fiscal year 2018 and fiscal year 2019 provide NEOs with the opportunity to earn a portion of the awards based on sales and operating margin (FY2018 award) and operating cash flow (FY2019 award) targets established for each of the three years covered by the grant and against the TSR goal over the three-year performance period. Performance goals and results for performance through the end of fiscal year 2019 are shown in the following tables.

Performance Period Fiscal Year 2018-2020

	Target Goals		Results		Payout as % of Target	
	Sales (in Billions)	Operating Margin	Sales (in Billions)	Operating Margin	Sales	Operating Margin
FY18	$1.615	8.62%	$1.584	8.11%	84%	0%
FY19	$1.665	8.67%	$1.745	7.29%	200%	0%
FY20 (In process)						

The Compensation Committee includes certain pre-established adjustments to the performance metrics to provide NEOs with an incentive to take actions that are in the long-term interests of the business, but that might otherwise adversely affect payouts on the awards. In calculating fiscal year 2019 performance for operating margin, pursuant to the pre-defined adjustments, improved operating margin due to a change to pension accounting rules was excluded.

Performance Period Fiscal Year 2019-2021

	Target Goals		Results		Payout as % of Target	
	Sales (in Millions)	Operating Cash Flow (in Millions)	Sales (in Millions)	Operating Cash Flow (in Millions)	Sales	Operating Cash Flow
FY19	$1,652	$163.8	$1,686	$175.8	153%	140%
FY20 (In process)						
FY21						

In calculating fiscal year 2019 performance for both sales and operating cash flow, pursuant to the pre-defined adjustments, the impact of an acquisition (other than for the purchase of assets of a La-Z-Boy Furniture Galleries® licensee) was excluded.

These awards for the grants made in fiscal year 2018 and fiscal year 2019 have been earned contingent on the NEO remaining with the company through the end of the respective three-year performance period, after which they will be paid. For information on the treatment of these awards at retirement, see "Payments Made Upon Disability or Retirement" on page 49.

Executive Compensation Program Changes for Fiscal 2020

For the fiscal year 2020 MIP awards, the Compensation Committee maintained net sales as a metric weighted at 50% and operating profit as a metric weighted at 50%. For the fiscal year 2020 long-term incentive awards, the committee approved a change in the mix of the equity awards, to provide 25% restricted stock awards, 25% stock options, and 50% performance-based share awards. The design of the performance-based share awards is the same as for the fiscal year 2019 grants. No changes were made to the design or structure of the Performance Compensation Retirement Plan.

Other Executive Compensation Program Elements

Executive Management Stock Ownership Guidelines

The Compensation Committee annually monitors compliance by our executive management with stock ownership guidelines. We establish a minimum fixed number of shares of company stock that we expect each executive to own based on a multiple of the executive's annual base salary at the time we set the guideline. Executives are expected to achieve compliance with the initial guideline within five years. We reset the stock ownership requirement every three years and did so in June 2019 based on each executive's salary and a representative share price at the end of fiscal year 2019. The committee will reassess the share requirement again in 2022, and, subject to variation in our stock price, executives can expect their requirements to increase as their compensation increases. Current stock ownership guideline values and approximate share requirements for the NEOs are as follows:

	Guideline Value (Multiple of Salary)	Share Requirement
CEO	5x	154,000
Other NEOs	3x	40,000 – 48,000

In determining compliance with the guidelines, we include shares owned directly, shares held in a family trust or qualified retirement program, performance-based shares contingently earned in completed performance periods but not yet paid out, and restricted stock awards. As of April 27, 2019, Messrs. Darrow, Collier, and Sawyer were in compliance with the stock ownership guidelines. Mr. Edwards became an executive officer during fiscal year 2015 and has until May 1, 2020, to meet his required ownership level. Ms. Whittington was hired in fiscal year 2019 and has until May 1, 2024, to meet her required ownership level. Mr. Riccio is no longer subject to the stock ownership requirement because he retired from the company prior to fiscal year end.

Retirement Benefits

We provide retirement benefit plans as an incentive for employees to remain with the company long-term and to assist with retirement planning. Our NEOs are eligible to participate in the same retirement benefit programs that we offer to salaried employees at the corporate level, but employees who are eligible for the MIP, including our NEOs, are not eligible to participate in the supplemental match that, beginning with fiscal year 2013, we have contributed to 401(k) accounts based on our operating income.

Our NEOs are eligible to participate in our 401(k) plan to which the company may contribute. Company matching contributions to our 401(k) plan vary by operating unit and range from 0% to a maximum of 50% of the first 4% contributed by the employee. Effective January 1, 2019, the company improved the matching contributions to our 401(k) plan. The match varies by operating unit and ranges from 0% to a maximum of 4% if the employee contributes at least 6% of his or her eligible compensation.

Performance Compensation Retirement Plan

All of our NEOs and executive management employees participate in the La-Z-Boy Incorporated Performance Compensation Retirement Plan, as do certain other key management employees designated from time to time by our Compensation Committee. This plan is designed to support our pay-for-performance philosophy as contributions are only made to the plan to the extent the company achieves pre-set performance goals and, accordingly, contributions will fluctuate year to year based on the company's performance.

Pursuant to the plan, the Compensation Committee establishes company performance criteria and minimum threshold performance levels shortly after a fiscal year begins. If the company performs at or above the threshold level for the year, we issue credits to each plan participant's account, and those credits later convert to cash when a vested participant receives a distribution following separation from service. The credits represent a percentage of the base salary and bonus a participant earned during the fiscal year, and the percentages come from a sliding scale that produces a larger contribution for better performance. Contribution credits created in prior years increase each year based on an interest rate that corresponds to yields on 20-year AA corporate bonds. We will delete any contribution credits that we later determine resulted from financial errors or omissions. Participants are entitled to distributions from their accounts when their employment by the company ends (except where law requires a delay or a participant elects to delay distribution) as long as the participant is vested at that time. To be vested, a participant must be at least age 55 and the sum of the participant's age and credited years of vesting service must equal or exceed 65. If a participant is not vested when the participant separates from service, the participant forfeits all contribution credits in the participant's account. Accounts are generally distributed on a monthly basis over a period of 5, 10, or 20 years, as the participant elects or, if the participant does not make a valid election, over a 20-year period.

At its June 2018 meeting, the Compensation Committee set total operating income as the sole performance criterion for fiscal year 2019. NEOs received contribution credits based on operating income performance relative to threshold and target performance levels and individual percentage factors as follows:

Performance Level	Contribution Percentage Factor*
Target and Above	CEO: 35%
	Other NEOs: 25%
Threshold	CEO: 17.5%
	Other NEOs: 12.5%
Below Threshold	All NEOs: 0%

*   The contribution percentage increases proportionately for performance between threshold and target levels.

Actual fiscal year 2019 operating income performance exceeded the target performance level. As a result, Mr. Darrow and the other eligible NEOs received the target contribution percentage amount of the sum of their base salary and bonus earned for fiscal 2019. The Compensation Committee includes certain pre-established adjustments to the performance metrics to provide NEOs with an incentive to take actions that are deemed to be in the long-term interests of the business, but that might otherwise adversely affect contributions to the plan. In calculating fiscal year 2019 performance for operating income, pursuant to the pre-defined adjustments, improved operating income due to the impact of an acquisition (other than for the purchase of assets of a La-Z-Boy Furniture Galleries® licensee), purchase accounting charges related to acquisitions, and a portion of a legal settlement paid by the company were excluded. As a result, Mr. Darrow and the other NEOs received contributions of 35% and 25%, respectively, of the sum of their base salary and bonus earned for fiscal year 2019. Mr. Riccio and Ms. Whittington were not eligible to receive the fiscal year 2019 contribution because neither of them were employed for the full performance cycle (fiscal year 2019), which is a requirement of the plan.

Fiscal 2019 Performance Compensation Retirement Plan Goals, Results, and Contribution Percentage

Performance Level	Operating Profit (in Millions)
Target	$133.0
Threshold	$113.0
Actual	$142.4
CEO Contribution	35%
Other NEOs Contribution	25%

Executive Deferred Compensation Plan

Our 2005 Executive Deferred Compensation Plan allows executives to defer pay they have earned. Participants may elect to defer up to 100% of their salaries and annual cash incentive awards made under the MIP. In addition, the company may contribute to this plan any company 401(k) match that cannot be credited to executives' accounts due to the Internal Revenue Code compensation limitations that apply to the tax-qualified retirement plans. Such limits may apply because the executive's contributions and the company's matching contributions were limited by either the annual contribution limit — $19,000 for 2019 — or the annual compensation limit — $280,000 for 2019. NEOs salary and bonus deferrals are detailed in the Fiscal 2019 Non-Qualified Deferred Compensation table on page 48. Executives may not defer into this plan any 401(k) plan contributions they made that were returned to them following discrimination testing for highly compensated personnel.

Named Executive Officer Change-in-Control Agreements

We have change-in-control agreements with our NEOs to support continuity of our leadership in the event the company's ownership changes. The agreements define a change in control as any event that must be reported in Item 6(e) of Schedule 14A of Regulation 14A issued under the Exchange Act that qualifies as a change of control event pursuant to Internal Revenue Code Section 409A. This generally occurs when a person, entity or group acquires ownership of 30% of a company's stock, increases its holding to more than 50% of the value or voting power of a company's stock, or acquires 40% or more of a company's assets, or if a majority of a company's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the directors who were serving before the date of the appointment or election.

Our agreements provide that an NEO will receive severance in cash if we have a change in control and in the succeeding two years (or three years for our CEO), the NEO's employment terminates under certain conditions. In that event, we would pay an NEO other than our CEO two times the executive's base salary at the time of termination plus two times the average of the annual bonuses the executive received over the previous three years. We would pay our CEO three times his base salary and three times his average bonus. The NEO is responsible for any excise tax, and the company does not pay any change-in-control gross-ups. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise tax only if doing so results in a greater after-tax benefit to the NEO. During the period that we pay severance, we also continue to provide medical, dental, and life insurance benefits. Similar to this severance arrangement, our executives receive accelerated vesting in outstanding stock options or stock appreciation rights issued under our Omnibus Incentive Plan following a change in control only if their employment is terminated. Additional information regarding the change-in-control severance agreements and estimated termination payments to NEOs is presented on page 48.

Named Executive Officer Severance Plan

The severance plan for the NEOs is designed to assist the company in attracting and retaining quality executive talent while providing the company some protection against competition and solicitation by former executives.

The severance plan requires the company to pay an NEO severance if the company discharges the executive other than "for cause" or if the NEO leaves the company with "good reason." Following a qualifying termination of employment, the company would pay the CEO severance for 24 months and pay the other NEOs severance for 12 months at the level of their base salary when their employment ended. Discharge "for cause" includes employee acts of fraud, reckless misconduct, substandard performance that is not corrected, and similar acts or failures to act. Resignation for "good reason" includes a resignation triggered by a reduction in the executive's pay unless similarly situated employees are similarly affected or a requirement that the executive relocate. NEOs will receive medical and dental benefits during the time they receive severance. If an NEO's employment terminates following a change of control of the company, the NEO receives benefits under the severance plan only to the extent they exceed benefits the NEO receives pursuant to the NEO's change-in-control agreement with the company. Information regarding the change-in-control severance agreements and estimated termination payments to NEOs is presented on page 48.

We established the severance periods of 24 and 12 months based on the market and peer company analysis. To receive severance, NEOs must execute a release of claims and comply with non-competition and non-solicitation covenants for the duration of the severance term. NEOs are entitled to receive and retain only that portion of the severance pay that is in excess of compensation they receive from other employment during the severance period.

Other Considerations

Recoupment of Incentive Payments

In accordance with our policy, we will require a management employee to reimburse us for annual or long-term incentive payments we made to the employee, and we will eliminate any contribution credits we made for the employee under the Performance Compensation Retirement Plan, to the extent our Board determines that the employee engaged in misconduct that resulted in a material inaccuracy in our financial statements or the performance metrics we used to make incentive payments or awards, and the employee received a higher payment as a result of the inaccuracies. If we determine that any contribution credits we made to the Performance Compensation Retirement Plan were based on erroneous financial statements or other financial errors or misstatements, we will adjust all participants' accounts to reflect contribution credits calculated based on complete and accurate financial information.

Executive Compensation Tables

2019 Summary Compensation Table

The Summary Compensation Table presents fiscal year 2017, 2018, and 2019 "total compensation" (see footnotes for the included pay elements) for the NEOs. Fiscal 2017 information for Mr. Sawyer is not provided because he was not an NEO in that year. Mr. Riccio resigned as Chief Financial Officer effective June 21, 2018, and retired from the Company August 31, 2018. Ms. Whittington was not an NEO prior to fiscal year 2019.

- Actual value realized in fiscal year 2019 for previously granted long-term incentives is presented in the 2019 Option Exercises and Stock Vested table on page 47.
- Target annual and long-term incentive opportunities for fiscal year 2019 are presented in the 2019 Grants of Plan-Based Awards table on page 44.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Kurt L. Darrow	2019	1,019,980	1,339,068	1,281,250	1,841,575	1,079,137	6,561,010
Chairman, President &	2018	989,981	1,277,607	1,243,749	478,161	444,203	4,433,701
Chief Executive Officer	2017	960,315	1,229,729	1,206,250	940,148	635,707	4,972,149
Melinda D. Whittington	2019	457,684	1,005,917	328,129	538,923	88,828	2,419,481
Senior Vice President &							
Chief Financial Officer							
Darrell D. Edwards	2019	490,824	322,696	308,752	577,945	275,247	1,975,464
Senior Vice President &	2018	466,658	304,937	296,875	146,997	118,107	1,333,574
Chief Operating Officer	2017	420,325	216,638	212,502	224,454	181,778	1,255,697
J. Douglas Collier	2019	486,657	319,390	305,625	573,039	280,266	1,964,977
Former Senior Vice President,	2018	470,824	304,937	296,875	148,310	119,620	1,340,566
Chief Commercial Officer &	2017	444,325	229,372	224,998	237,270	155,338	1,291,303
President, International							
Otis S. Sawyer	2019	445,750	234,097	223,996	419,896	220,663	1,544,402
Senior Vice President &	2018	431,538	373,303	217,499	108,748	93,113	1,224,201
President of La-Z-Boy							
Portfolio Brands							
Louis M. Riccio Jr.	2019	160,664	—	—	189,181	1,531	351,376
Former Senior Vice President &	2018	472,824	304,937	296,875	148,940	122,276	1,345,852
Chief Financial Officer	2017	459,825	294,371	288,751	306,933	174,942	1,524,822

(1)   Reflects the total grant date fair value of the restricted share award and the performance-based share awards granted during the fiscal year, with the performance-based share awards calculated based on the probable level of achievement at the time of grant. For additional information regarding the assumptions we used in valuing the fiscal year 2019 awards, refer to Note 14, "Stock-Based Compensation" of Item 8, "Financial Statements and Supplementary Data" of our Form 10-K for the fiscal year ended April 27, 2019, as filed with the SEC. Maximum value of performance-based shares is shown below:

Name	2019
Kurt L. Darrow	$ 2,678,136
Melinda D. Whittington	$ 685,834
Darrell D. Edwards	$ 645,392
J. Douglas Collier	$ 638,780
Otis S. Sawyer	$ 468,194
Louis M. Riccio Jr.	$ —

(2)   Reflects the total grant date fair value of the stock option awards granted during the fiscal year. For additional information regarding the assumptions we used in valuing the fiscal year 2019 awards, refer to Note 14, "Stock-Based Compensation" of Item 8, "Financial Statements and Supplementary Data" of our Form 10-K for the fiscal year ended April 27, 2019, as filed with the SEC.

(3)   Consists of cash awards for the achievement of performance results for the respective year made under our MIP. Payments are made in the first quarter following completion of the fiscal year.

(4)   All Other Compensation for fiscal year 2019 consists of the following:

- Company contributions to the 401(k) Plan and contributions or credits to the Executive Deferred Compensation and Performance Compensation Retirement Plans of the following amounts: Mr. Darrow - $1,034,905, Ms. Whittington - $12,219, Mr. Edwards - $274,697, Mr. Collier - $279,706, Mr. Sawyer - $220,287, and Mr. Riccio - $1,136.

- For Mr. Darrow, our incremental cost of $42,717 for his personal use of the company aircraft, which is calculated by multiplying the aircraft's hourly variable operating cost by a trip's flight time. Variable operating costs consist of fuel, landing and parking fees, variable maintenance, variable pilot expenses for travel, and any special catering costs and other miscellaneous variable costs. On certain occasions, his spouse and other family members or guests accompanied Mr. Darrow on a flight. No additional incremental operating cost is incurred in such situations under the foregoing methodology. We did not pay Mr. Darrow any amounts in connection with taxes on income imputed to him for personal use of our aircraft.

- For Ms. Whittington, $50,685 for a cash allowance in lieu of relocation benefits and certain relocation benefits, and $25,683 for tax reimbursement related to such relocation allowance and benefits. Ms. Whittington's cash allowance is subject to repayment if she resigns her employment with the company or is terminated for "cause" within a two-year period.

- Company-paid life insurance premiums and tax reimbursements related to company contributions to the deferred compensation plans (made in the prior year), which tax reimbursements were of the following amounts: Mr. Darrow - $796, Mr. Edwards - $197, Mr. Collier - $209, and Mr. Riccio - $279.

2019 Grants of Plan-Based Awards

The following table provides details of all incentive plan-based awards granted to the NEOs during fiscal year 2019. Specifically, the table presents the following fiscal 2019 incentive awards:

- Annual management incentive award (MIP) potential award range (see "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns). The actual awards are shown in the Summary Compensation Table (see page 42).
- Performance-based shares
- Stock options
- Restricted Shares

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payout Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock & Option Awards[3] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Kurt L. Darrow											
2019 Annual Incentive (MIP)		293,244	1,172,977	2,345,954							
Performance-Based Shares	6/18/2018				1,546	38,650	77,300				1,339,068
Non-Qualified Stock Options	6/18/2018								132,772	33.15	1,281,250
Melinda D. Whittington											
2019 Annual Incentive (MIP)		85,816	343,263	686,526							
Performance-Based Shares	6/18/2018				396	9,898	19,796				342,917
Non-Qualified Stock Options	6/18/2018								34,003	33.15	328,129
Restricted Shares[5]	6/18/2018							20,000			663,000
Darrell D. Edwards											
2019 Annual Incentive (MIP)		92,030	368,118	736,236							
Performance-Based Shares	6/18/2018				373	9,314	18,628				322,696
Non-Qualified Stock Options	6/18/2018								31,995	33.15	308,752
J. Douglas Collier											
2019 Annual Incentive (MIP)		91,248	364,993	729,986							
Performance-Based Shares	6/18/2018				369	9,219	18,438				319,390
Non-Qualified Stock Options	6/18/2018								31,671	33.15	305,625
Otis S. Sawyer											
2019 Annual Incentive (MIP)		66,863	267,450	534,900							
Performance-Based Shares	6/18/2018				270	6,757	13,514				234,097
Non-Qualified Stock Options	6/18/2018								23,212	33.15	223,996
Louis M. Riccio Jr.											
2019 Annual Incentive (MIP)		30,125	120,498	240,996							

[1] Actual awards could have been up to 200% of target for the MIP based on performance results with respect to net sales and operating profit performance goals.

[2] The performance-based shares could vest at 200% of target based on performance with respect to sales growth, operating cash flow and relative TSR over the fiscal year 2019 – fiscal year 2021 performance period. The "Threshold" estimated future payout shown reflects meeting the threshold for just the sales growth or operating cash flow goal in the third year of the performance cycle.

[3] Reflects that total grant date fair value of the equity awards granted during the fiscal year, with the performance-based shares based on the probable level of achievement. For additional information regarding the assumptions we used in valuing the awards, refer to Note 14, "Stock-Based Compensation" of Item 8, "Financial Statements and Supplementary Data" of our Form 10-K for the fiscal year ended April 27, 2019, as filed with the SEC.

[4] The amounts reported in this column represent stock options granted to each NEO under the Omnibus Incentive Plan in fiscal year 2019. These stock options vest 25% per year on the anniversary of the grant date and have a ten-year term from the grant date.

[5] Represent shares of restricted stock granted under the Omnibus Incentive Plan in fiscal year 2019, which vest 25% per year on the anniversary of the grant date.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table presents all outstanding stock options/stock appreciation rights and unvested stock awards (performance-based shares and restricted shares) held by the NEOs at the end of the fiscal year. Market values for the unvested stock awards are presented based on the closing price of the company's stock on April 26, 2019, of $32.45.

| | | Option/SAR Awards | | | | Stock Awards | | | |
Name	Grant Year	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#)[1]	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Kurt L. Darrow									
Performance-Based Shares						41,348	1,341,743	62,811	2,038,217
Stock Options	2019	—	132,772	33.15	6/18/2028				
	2018	43,427	130,281	27.25	6/19/2027				
	2017	75,484	75,486	25.99	6/20/2026				
	2016	90,654	30,218	26.69	6/15/2025				
Melinda D. Whittington									
Performance-Based Shares						5,820	188,859	11,878	385,441
Stock Options	2019	—	34,003	33.15	6/18/2028				
Restricted Shares						20,000	649,000		
Darrell D. Edwards									
Performance-Based Shares						9,922	321,969	15,097	489,898
Stock Options	2019	—	31,995	33.15	6/18/2028				
	2018	10,365	31,098	27.25	6/19/2027				
	2017	13,298	13,298	25.99	6/20/2026				
	2016	15,363	5,122	26.69	6/15/2025				
	2015	17,943	—	23.63	6/16/2024				
	2012	14,820	—	9.35	7/13/2021				
J. Douglas Collier									
Performance-Based Shares						9,866	320,152	14,983	486,198
Stock Options	2019	—	31,671	33.15	6/18/2028				
	2018	—	31,098	27.25	6/19/2027				
	2017	—	14,080	25.99	6/20/2026				
	2016	—	5,367	26.69	6/15/2025				
Otis S. Sawyer									
Performance-Based Shares						7,230	234,614	10,981	356,333
Stock Options	2019	—	23,212	33.15	6/18/2028				
	2018	7,594	22,783	27.25	6/19/2027				
	2017	12,984	12,986	25.99	6/20/2026				
	2016	—	4,826	26.69	6/15/2025				
Restricted Shares						4,125	133,856		
Louis M. Riccio Jr.									
Performance-Based Shares						1,830	59,384	—	—

(1) Unvested stock options will vest as follows:

Grant Year	Options Vesting Schedule
2019	Unvested options vest 25% on June 18, 2019, 25% on June 18, 2020, 25% on June 18, 2021, and 25% on June 18, 2022.
2018	1/3 of the unvested options vest on June 19, 2019, 1/3 on June 19, 2020, and 1/3 on June 19, 2021.
2017	50% of the unvested options vest on June 20, 2019, and 50% on June 20, 2020.
2016	Unvested options vest June 15, 2019.

(2) The earned but unvested performance-based shares will vest as follows:

	2019 Grant[a]	2018 Grant[b]	Total
Kurt L. Darrow	22,726	18,622	41,348
Melinda D. Whittington	5,820	—	5,820
Darrell D. Edwards	5,477	4,445	9,922
J. Douglas Collier	5,421	4,445	9,866
Otis S. Sawyer	3,973	3,257	7,230
Louis M. Riccio Jr.	—	1,830	1,830

[a] Earned and unvested shares are shown and vest on April 24, 2021.

[b] Earned and unvested shares are shown and vest on April 25, 2020.

Unvested restricted shares will vest as follows:

	2019 Grant[a]	2018 Grant[b]	Total
Kurt L. Darrow	—	—	—
Melinda D. Whittington	20,000	—	20,000
Darrell D. Edwards	—	—	—
J. Douglas Collier	—	—	—
Otis S. Sawyer	—	4,125	4,125
Louis M. Riccio Jr.	—	—	—

[a] Unvested restricted shares vest 25% on June 18, 2019, 25% on June 18, 2020, 25% on June 18, 2021, and 25% on June 18, 2022.

[b] 1/3 of unvested restricted shares vest on June 19, 2019, 1/3 on June 19, 2020, and 1/3 on June 19, 2021.

(3) Unearned performance-based shares are shown assuming maximum performance for fiscal year 2019 and target performance for fiscal year 2018 for each goal.

	Performance-Based Shares		
Name	Fiscal Year 2019 Grant at Maximum[a]	Fiscal Year 2018 Grant at Target[b]	Total
Kurt L. Darrow	46,380	16,431	62,811
Melinda D. Whittington	11,878	—	11,878
Darrell D. Edwards	11,176	3,921	15,097
J. Douglas Collier	11,062	3,921	14,983
Otis S. Sawyer	8,108	2,873	10,981
Louis M. Riccio Jr.	—	—	—

[a] Three-year performance period ends fiscal year 2021 (April 2021).

[b] Three-year performance period ends fiscal year 2020 (April 2020).

2019 Option Exercises and Stock Vested

The following table provides details for each of the NEOs regarding stock options or stock appreciation rights exercised and stock awards vested during fiscal year 2019.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Kurt L. Darrow	327,261	5,302,839	28,385	858,362
Melinda D. Whittington	—	—	—	—
Darrell D. Edwards	3,893	110,065	5,000	151,200
J. Douglas Collier	52,973	376,059	5,294	160,091
Otis S. Sawyer	88,806	1,565,461	6,258	193,381
Louis M. Riccio Jr.	89,568	754,702	3,755	113,551

[1] Amounts reflect the difference between the exercise price of the stock option/stock appreciation right and the market price of La-Z-Boy's common stock at the time of exercise.

[2] The dollar value of the vested performance-based shares is based on the closing price of the company's stock on the date that the Compensation Committee certified the payout, June 17, 2019. The dollar value of the vested restricted stock reflects the total pre-tax value realized (based on the price of La-Z-Boy common stock at vesting).

2019 Non-Qualified Deferred Compensation Plans

As described in the Compensation Discussion and Analysis above, our NEOs are eligible to receive contribution credits under our Performance Compensation Retirement Plan, and eligible to participate in our Executive Deferred Compensation Plan. The following table provides details for the NEOs regarding the Performance Compensation Retirement Plan. Contributions are made in the first quarter following the completion of the fiscal year.

Fiscal 2019 – Non-Qualified Deferred Compensation Pursuant to Performance Compensation Retirement Plan

Name	Executive Contribution in FY 2019 ($)[1]	Registrant Contributions in FY 2019 ($)[2]	Aggregate Earnings in FY 2019 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at FYE 2019 ($)[4]
Kurt L. Darrow	—	1,001,544	111,867	—	3,881,380
Melinda D. Whittington	—	—	—	—	—
Darrell D. Edwards	—	267,192	26,533	—	952,024
J. Douglas Collier	—	264,924	27,641	—	978,067
Otis S. Sawyer	—	216,411	26,071	—	888,434
Louis M. Riccio Jr.	—	—	99,665	(93,614)	831,512

[1] No executive contributions were made in fiscal year 2019.

[2] Mr. Darrow and the other eligible NEOs received company contributions equal to 35% and 25%, respectively, of the sum of their base salary and bonus earned for fiscal 2019. Contributions are made in the first quarter following the completion of the fiscal year. These contributions are included in the Summary Compensation Table as part of All Other Compensation.

[3] Earnings were not reported in the Summary Compensation Table because they were not above-market or preferential. Aggregate earnings are based on an interest rate that corresponds to yields on 20-year AA corporate bonds.

[4] Accrued balances reflect total company contributions for fiscal year 2019. Please refer to page 40 for a discussion of vesting and distribution criteria. Amounts in this column include the following amounts that were previously reported in the Summary Compensation Table as compensation for 2018 and 2017: Mr. Darrow - $883,277, Mr. Edwards - $233,368, Mr. Collier - $241,753, Mr. Sawyer - $90,282, and Mr. Riccio - $259,472.

The following table provides details of the NEOs non-qualified deferred compensation accounts as of April 27, 2019. Company contribution amounts reflect contributions to the 401(k) plan that could not be made under the qualified plan due to IRS rules. Aggregate balances include deferred salary and MIP awards earned in prior years but voluntarily deferred by the officers. Additional discussion of our non-qualified deferred compensation program is presented below the table.

Fiscal 2019 Non-Qualified Deferred Compensation Pursuant to Executive Deferred Compensation Plan

Name	Executive Contribution in FY 2019 ($)[1]	Registrant Contributions in FY 2019 ($)[2]	Aggregate Earnings in FY 2019 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at FYE 2019 ($)[4]
Kurt L. Darrow	—	24,263	283,240	—	3,421,087
Melinda D. Whittington	—	2,154	66	—	2,220
Darrell D. Edwards	146,772	—	143,484	—	2,010,709
J. Douglas Collier	56,816	7,106	30,985	—	978,933
Otis S. Sawyer	—	—	13,804	—	349,036
Louis M. Riccio Jr.	—	—	70,019	(556,401)	571,445

[1] Elective deferrals of base salary and/or fiscal 2018 MIP awards paid in fiscal year 2019.

[2] Company contributions to the Executive Deferred Compensation Plan relating to 401(k) contributions that could not be made under the qualified plans. Executive must elect to make sufficient 401(k) deferrals to be entitled to the maximum employer matching contribution under the 401(k) plan for the plan year. Amounts are included in All Other Compensation in the Summary Compensation Table.

[3] Earnings were not reported in the Summary Compensation Table because they were not above-market or preferential.

[4] Amounts shown are fully vested except for Ms. Whittington, whose vested balance is $0. Amounts in this column include the following amounts that were previously reported in the Summary Compensation Table as compensation for 2018 and 2017: Mr. Darrow - $68,729, Mr. Edwards - $563,416, Mr. Collier - $150,108, and Mr. Riccio - $182,193.

All of the executives' deferrals and any company match amounts are added to a recordkeeping account. The account is credited with earnings or losses, depending upon actual performance of the investment options (mutual funds and similar vehicles) the participant has chosen. These are the same investment options available to all other plan participants.

Payment of a participant's account balance is deferred until the date the participant designated when making the deferral election. Permissible distribution election changes require that the distribution be deferred at least five years beyond the previously-scheduled payment commencement date and to be effective, changes must be made at least one year before the termination of employment. The deferral amounts are paid either in one lump sum or in annual installments for up to 15 years. Upon a participant's death, any remaining balance in the participant's account is paid to the participant's designated beneficiary.

2019 Estimated Payments Upon Termination or Change in Control

This section presents the estimated incremental payments that would be made to the NEOs upon termination of their employment. Estimated payouts are provided for the following termination events:

- Amounts payable upon termination, regardless of manner.
- Amounts potentially payable upon disability, retirement or death.
- Amounts potentially payable upon a change in control and a subsequent termination of employment.
- Amounts potentially payable upon involuntary termination without cause or termination by the NEO with "good reason" under the terms of the severance plan.

Payments Made Upon Termination

When an NEO's employment terminates, the NEO is entitled to receive amounts the NEO earned while employed. These amounts, which are not included in the table below, consist of:

- Accrued salary and any earned, but unused vacation time.
- Amounts contributed and vested under retirement and non-qualified deferred compensation plans.

An NEO receives no other payments except when the termination is due to the NEO's disability, retirement, or death, change in control of the company, or involuntary termination without cause or termination by the NEO with "good reason." Payments upon disability, retirement, or death are based on plan provisions that apply to all participants in the pertinent plans. Payments made to NEOs upon a termination of employment due to the executive's disability, retirement, or death, or change in control of the company are described below. Payments made upon involuntary termination without cause or termination by the NEO with "good reason" are described in "Named Executive Officer Severance Plan" on page 41. We have change-in-control severance agreements only with NEOs. The Table of Estimated Payments on page 51 details each type of payment.

Payments Made Upon Disability or Retirement

In the event of disability or retirement, the NEO will receive the following incremental benefits:

- *Stock options*: Accelerated vesting of unvested options if an NEO becomes disabled. For grants made prior to fiscal year 2019, there is accelerated vesting of unvested options upon retirement. For grants beginning with fiscal year 2019, unvested options granted at least ten months earlier will immediately fully vest upon retirement.
- *Performance-based shares*: The NEO is eligible to receive a partial payout following the end of the three-year performance period based on the company's performance in any fiscal years that have been completed at the time the NEO retires or becomes disabled.
- *Restricted Shares*: Restrictions lapse if an NEO becomes disabled. An NEO who retires forfeits any shares that are still restricted.
- *MIP awards*: Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the NEO would have been entitled to based on the company's performance to the NEO's actual earnings during the year. The MIP awards earned and paid for fiscal year 2019 performance, which are reported in the Summary Compensation Table on page 42, are not included in the table below.

Payments Made Upon Death

In the event of death, the NEO's beneficiary will receive the following incremental benefits:

- *Stock options*: Accelerated vesting of unvested options.
- *Performance-based shares*: Unless the Compensation Committee in its discretion determines otherwise, we will make a partial payout at the end of the performance period based on the company's performance in any fiscal years that had been completed at the time of the NEO's death.
- *Restricted Shares*: All restrictions lapse.
- *MIP awards*: Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the NEO would have been entitled to based on the company's performance to the executive's actual earnings during the year. The MIP awards earned and paid for fiscal year 2019 performance, which are reported in the Summary Compensation Table on page 42, are not included in the following table.

Additionally, the NEO or his or her beneficiary will receive benefits under disability or life insurance plans available generally to all salaried employees. These potential payments are not reflected in the table.

Change in Control

We have change-in-control severance agreements with our NEOs to ensure continued management in the event of an actual or threatened change in control of the company. The agreements provide that if an NEO's employment is terminated other than upon death, disability or for cause within two years (three years for the CEO) after a change in control, the executive will be entitled to the following:

- For executives other than our CEO, two times the executive's base salary at the time of termination plus two times the average of the annual bonuses the executive received over the previous three years. Our CEO would be entitled to three times his base salary and three times his average bonus.
- Continuation of medical and dental benefits and life insurance for three years for the CEO and two years for the other NEOs.
- Reimbursement of certain legal fees and expenses incurred by the executive in enforcing the agreement.

The agreements automatically renew for an additional one-year period unless either the company or the NEO gives the other at least 90 days' prior notice of non-extension. If a change in control occurs, the agreements automatically extend for 36 months.

The NEO is responsible for any excise tax, and the company does not pay any gross-up. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise taxes only if doing so results in a greater after-tax benefit to the NEO.

Performance-based shares granted under our Omnibus Incentive Plan will be paid as if their terms were complete, based on the best financial information available about the company's performance as of the close of business on the day immediately before a change in control or "corporate transaction" (as defined in the plan). In determining the extent to which performance criteria have been satisfied, where the performance criteria are based on results that accumulate over the term of the award or over one year of the term, the performance requirement will be prorated in accordance with the portion of the term or year that was completed before the change in control or corporate transaction.

NEOs receive accelerated vesting of outstanding stock options or restricted shares issued under our Omnibus Incentive Plan following a change in control only if their employment is terminated.

Table of Estimated Payments Upon Termination or Change in Control

In the following table, we estimate incremental payments (payable as the result of the specified termination event) that would have been payable to NEOs other than Mr. Riccio in the event of change in control, disability, retirement, death, or involuntary termination under the terms of the severance plan. The value of equity awards is based on the closing price of $32.45 of the company's stock on April 26, 2019 (the last business day of the 2019 fiscal year). The amounts provided below are estimates of amounts that would have been payable. The actual amounts paid in future years, if any, will depend on the executive's pay, terms of separation, severance plan, and change-in-control agreement in place, and the company's stock price at the time of termination.

Name and Benefit	Change in Control ($)[1][8]	Retirement ($)[2][3][4]	Disability ($)[2][4][8]	Death ($)[2][5][8]	Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan ($)
Kurt L. Darrow					
Base Salary (3 times annual salary)	3,075,000				
Annual Incentive (3 times average actual MIP amount paid in prior 3 years)	2,518,638				
Stock Options (accelerated vesting)	1,339,156	1,339,156	1,339,156	1,339,156	
Performance-Based Shares (accelerated vesting)	3,257,656	1,341,743	1,341,743	1,341,743	
Broad-Based Benefits[6]	17,613				10,303
Severance Payment					2,050,000
Total Incremental Pay[7]	10,208,063	2,680,899	2,680,899	2,680,899	2,060,303
Melinda D. Whittington					
Base Salary (2 times annual salary)	1,050,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	—				
Stock Options (accelerated vesting)	—		—	—	
Restricted Shares (accelerated vesting)[8]	649,000		649,000	649,000	
Performance-Based Shares (accelerated vesting)	504,273		188,859	188,859	
Broad-Based Benefits[6]	17,362				8,441
Severance Payment					525,000
Total Incremental Pay[7]	2,220,635		837,859	837,859	533,441
Darrell D. Edwards					
Base Salary (2 times annual salary)	988,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	433,284				
Stock Options (accelerated vesting)	277,117	277,117	277,117	277,117	
Performance-Based Shares (accelerated vesting)	782,077	321,969	321,969	321,969	
Broad-Based Benefits[6]	14,002				6,648
Severance Payment					494,000
Total Incremental Pay[7]	2,494,480	599,086	599,086	599,086	500,648

Name and Benefit	Change in Control ($)[1][8]	Retirement ($)[2][3][4]	Disability ($)[2][4][8]	Death ($)[2][5][8]	Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan ($)
J. Douglas Collier					
Base Salary (2 times annual salary)	978,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	450,569				
Stock Options (accelerated vesting)	283,580		283,580	283,580	
Performance-Based Shares (accelerated vesting)	777,242		320,152	320,152	
Broad-Based Benefits[6]	20,908				10,103
Severance Payment					489,000
Total Incremental Pay[7]	2,510,299		603,732	603,732	499,103
Otis S. Sawyer					
Base Salary (2 times annual salary)	896,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	393,399				
Stock Options (accelerated vesting)	230,159	230,159	230,159	230,159	
Restricted Shares (accelerated vesting)[8]	133,856		133,856	133,856	
Performance-Based Shares (accelerated vesting)	569,562	234,614	234,614	234,614	
Broad-Based Benefits[6]	3,932				1,788
Severance Payment					448,000
Total Incremental Pay[7]	2,226,908	464,773	598,629	598,629	449,788

[1] Amounts shown for performance-based shares reflect their values as of April 26, 2019, as if the entire three-year performance period had been completed, computed based on estimated financial performance information available at that time.

[2] Reflects value as of April 26, 2019, of all outstanding unvested stock options.

[3] Mr. Collier and Ms. Whittington are not eligible for retirement, which requires that they be at least 55 years old and have at least 10 years of service with the company.

[4] Amounts shown for performance-based shares reflect their values as of April 26, 2019, based on targets for fiscal year 2018 and 2019 and actual performance against those targets. In its discretion, the Compensation Committee may reduce or eliminate payments that otherwise would be made under these awards upon disability or retirement.

[5] Amounts shown for performance-based shares reflect their values as of April 26, 2019, based on targets for fiscal year 2018 and 2019 and actual performance against those targets. In its discretion, the Compensation Committee may eliminate payments that otherwise would be made under these awards upon death.

[6] Change in Control: two years' (three years for CEO) continuation of medical, dental and life insurance coverage. Severance Plan: continuation of medical and dental insurance while the executive receives severance.

[7] Total incremental pay represents amounts received by the officer before the officer's payment of applicable excise and income taxes or the application of the best net reduction.

[8] Mr. Sawyer received a restricted share award in fiscal year 2018 and Ms. Whittington received a restricted share award in fiscal year 2019.

As noted earlier, Mr. Riccio retired from the company on August 31, 2018. Pursuant to the terms of the company's MIP and long-term incentive awards, Mr. Riccio received the following benefits upon his separation: (i) a fiscal year 2019 MIP payout based on eligible earnings received and actual company performance during the fiscal year ($189,181); (ii) accelerated vesting of unvested stock options (estimated value of $365,278, based on the closing stock price of a share of company common stock on August 31, 2018, Mr. Riccio's separation date); and (iii) vesting of performance-based stock awards for fiscal years completed prior to Mr. Riccio's separation (estimated value of $185,701, based on the closing stock price of a share of company common stock on August 31, 2018 and actual performance during the applicable fiscal year).

CEO Pay Ratio

For fiscal year 2019, our last completed fiscal year, the median annual total compensation of all our employees (other than our CEO) was $35,423 and the annual total compensation of our CEO was $6,561,010. Accordingly, the ratio of our CEO's annual total compensation to the median annual compensation of all other employees was estimated to be 185:1. We believe this ratio is a reasonable estimate calculated in a manner consistent with applicable SEC rules. Given the rule's flexibility, the method we used to determine the median employee may be different from our peers, so the ratios may not be comparable.

During fiscal year 2019, we acquired Stitch Industries, Inc. (Joybird) and the business comprising the assets acquired from EBCO, Inc. As allowed under Item 402(u) of Regulation S-K, we excluded the employees from these two acquisitions for fiscal year 2019 pay ratio calculation purposes (394 and 243 employees, respectively).

As also allowed under Item 402(u) of Regulation S-K, we used the same median employee as in fiscal year 2018, as there were no significant changes to our median employee's status, our employee population or our compensation programs in fiscal year 2019 that would reasonably be expected to result in a significant change in the pay ratio.

To identify, and to determine the annual total compensation of, the median employee, we used the following methodology and assumptions:

- We collected the compensation data of all of our employees globally, as of February 1, 2018, for the prior twelve-month period.
- We annualized compensation for employees who were hired between February 1, 2017 and January 31, 2018. The compensation in non-U.S. currencies was converted to U.S. dollars using exchange rates as of February 1, 2018.
- We used total compensation received as our consistently applied compensation measure, calculated as the sum of the following amounts: (i) base pay (including overtime for hourly employees), (ii) bonuses (including non-cash equivalents) and sales commissions and, (iii) with respect to employees on the Mexican payroll system, cash allowances.

We calculated the median employee's fiscal year 2019 annual total compensation using the same methodology we used in our Summary Compensation Table.

SECURITIES OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth, as of July 2, 2019, the record date for the Annual Meeting, the beneficial ownership of our common stock reported to us by (i) each of our director nominees, (ii) each NEO, and (iii) all director nominees and executive officers as a group.

Name of Beneficial Owners	Amount and Nature of Beneficial Ownership[1][2][3]	Percent of Class	RSUs Settleable in Cash[4]
J. Douglas Collier	91,967	*	—
Kurt L. Darrow	1,167,507	2.45%	—
Darrell D. Edwards	198,171	*	—
Sarah M. Gallagher	9,298	*	—
Edwin J. Holman	43,414	*	5,000
Janet E. Kerr	40,669	*	12,927
Michael T. Lawton	18,747	*	—
H. George Levy, MD	59,926	*	16,514
W. Alan McCollough	47,840	*	16,514
Rebecca L. O'Grady	—	*	—
Lauren B. Peters	9,298	*	—
Dr. Nido R. Qubein	47,319	*	16,514
Louis M. Riccio Jr.	11,586	*	—
Otis S. Sawyer	156,142	*	—
Melinda D. Whittington	32,791	*	—
All directors and executive officers as a group (15 persons)	1,934,675	4.02%	67,469

* Less than 1% of the company's outstanding shares of common stock

[1] This column lists beneficial ownership as calculated under the SEC rules, including stock options and RSUs that may be exercised or converted without the company's consent within 60 days of our record date of July 2, 2019. Represents shares as to which the individual has sole voting and investment power (or for which the individual shares such power with his or her spouse). None of these shares has been pledged as security. The shares shown include restricted shares as follows: Mr. Darrow - 21,825 shares, Mr. Edwards - 5,518 shares, Mr. Sawyer - 6,561 shares, and Ms. Whittington - 20,756 shares.

[2] These amounts include RSUs for each non-employee director that vest and settle in shares of common stock when the director leaves the Board.

[3] Includes 224,177 stock options and 41,348 performance-based shares for Mr. Darrow; 51,379 stock options and 9,922 performance-based shares for Mr. Edwards; 1,830 performance-based shares for Mr. Riccio, and 39,092 stock options and 7,230 performance-based shares for Mr. Sawyer, of which the NEO has the right to acquire beneficial ownership were he to retire within sixty (60) days of July 2, 2019.

[4] These RSUs vest and settle in cash, at the fair market value determined at the settlement date, when the director leaves the Board.

Security Ownership of Principal Stockholders

The following table provides information about persons that have reported that they beneficially own, or have voting power and/or dispositive power over, more than 5% of our common stock, as of July 2, 2019, the record date for the Annual Meeting.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. and subsidiaries 55 East 52nd Street New York, NY 10055[1]	7,011,688	14.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355[2]	4,823,588	10.3%
Wellington Management Group LLP 280 Congress Street Boston, MA 02210[3]	4,119,128	8.8%
Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, TX 78746[4]	3,035,803	6.5%
Silvercrest Asset Management Group LLC 1330 Avenue of the Americas, 38th Floor New York, NY 10019[5]	2,409,231	5.1%

[1] Based on a Schedule 13G/A filed with the SEC after December 31, 2018, in which BlackRock, Inc. reported that, as of that date, it and its subsidiaries had sole voting power over 6,763,293 shares and sole dispositive power over 7,011,688 shares.

[2] Based on a Schedule 13G/A filed with the SEC after December 31, 2018, in which the Vanguard Group reported that, as of that date, it had sole voting power over 69,164 shares, shared voting power over 7,477 shares, sole dispositive power over 4,753,405 shares and shared dispositive power over 70,183 shares.

[3] Based on a Schedule 13G/A filed with the SEC after December 31, 2018, in which Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP reported that, as of that date, they had shared voting power over 1,965,423 shares and shared dispositive power over 4,119,128 shares.

[4] Based on a Schedule 13G filed with the SEC after December 31, 2018, in which Dimensional Fund Advisors LP reported that, as of that date, it had sole voting power over 2,870,137 shares and sole dispositive power over 3,035,803 shares.

[5] Based on a Schedule 13G filed with the SEC after December 31, 2018, in which Silvercrest Asset Management Group LLC, Silvercrest L.P., and Silvercrest Asset Management Group Inc. reported that, as of that date, they had shared voting power over 2,409,231 shares and shared dispositive power over 2,409,231 shares.

OTHER INFORMATION

Notice of Internet Delivery

We are making our proxy materials available to our shareholders on the Internet. On July 16, 2019, we sent shareholders a one-page "Notice of Internet Availability of Proxy Materials," which included instructions on how to access our proxy materials. The materials, consisting of this Proxy Statement and our 2019 Annual Report, are available at www.proxyvote.com. The Notice of Internet Availability of Proxy Materials also provides instructions on how to vote shares. By making the materials available through the Internet, we expect to reduce our costs, conserve natural resources, and expedite delivery of the proxy materials. If, however, you prefer to receive paper copies of the proxy materials, please follow the instructions included on the Notice of Internet Availability of Proxy Materials. If you previously elected to receive our proxy materials electronically, you will continue to receive them by e-mail until you elect otherwise.

Voting

Voting. Only shareholders of record at the close of business on July 2, 2019, the record date for the Annual Meeting, will be eligible to vote. There is only one class of stock entitled to vote at the meeting, our common stock, $1.00 par value, of which there were 47,012,206 shares outstanding on the record date. A quorum, which is a majority of the outstanding shares entitled to vote at the meeting, is needed to conduct a meeting. Each share is entitled to one vote for each director position and one vote for each issue; cumulative voting is not available. If you received a paper copy of the proxy materials, you may vote your shares by signing and dating each proxy card you received and returning the cards in the enclosed envelope. The proxies will be voted according to your directions on the proxy card. If you return a signed card without specifying your vote, your shares will be voted:

FOR the election of each of the ten director nominees named in this Proxy Statement;

FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2020; and

FOR the approval, through a non-binding advisory vote, of the compensation of our named executive officers as disclosed in this Proxy Statement.

If you sign and return your proxy card, your shares will be voted on any other business that properly comes before the meeting as determined by the persons named in the proxy. We urge you to sign, date, and return your proxy card promptly, or vote by telephone or on the Internet (see below), even if you plan to attend the meeting in person. If you do attend in person, you will be able to vote your shares at the meeting even if you previously signed a proxy card or voted by telephone or on the Internet.

Telephone and Internet Voting. If your shares are held in your name, you can vote by telephone or on the Internet by following the instructions on the proxy card or as explained in the Notice of Internet Availability of Proxy Materials. If you are a beneficial holder with your shares held in the name of your broker, bank, or other financial institution, you will receive telephone or Internet voting instructions from your institution.

Shares Held by Broker. If you hold your shares through a broker, bank, or other financial institution, you will receive your proxy materials and voting instructions from the institution. Under New York Stock Exchange rules, your broker, bank, or financial institution will not vote your shares in director elections without your specific instructions. To ensure your vote is counted, you must provide directions to your broker, bank, or financial institution by following its instructions.

Changing Your Vote. You may change your vote by submitting a new vote by proxy, telephone, Internet, or in person at the meeting. A later vote will cancel an earlier vote. For example, if you vote by Internet and later vote by telephone, the telephone vote will count, and the Internet vote will be canceled. If you wish to change your vote by mail, you should request a new proxy card from our corporate secretary at One La-Z-Boy Drive, Monroe, Michigan, 48162. Your last vote received before the meeting will be the only one counted. You may also change your vote by voting in person at the Annual Meeting. In that event, your vote at the Annual Meeting will count and cancel any previous vote.

Vote Required. Under applicable Michigan law, directors are elected by plurality vote. Provided there is a quorum at the Annual Meeting, the nominees who receive the highest through the ninth highest numbers of votes will be elected, regardless of the number of votes cast. So long as each candidate receives at least one vote, withheld votes and broker non-votes have no effect on the election results. However, our Corporate Governance Guidelines require that any director who fails to receive a majority of the votes cast in a non-contested election must submit his or her resignation to the board following certification of the vote. Within 90 days following certification of the vote, the board, excluding the director in question, will decide whether to accept such offered resignation and the company will promptly publicly disclose the board's decision. For purposes of this provision of our Corporate Governance Guidelines, only votes FOR or WITHHELD from a given candidate will be counted as votes cast. Broker non-votes will not count.

Ratification of the selection of our independent auditor requires a majority of votes cast on the proposal. Abstentions and broker non-votes have no effect as they are considered as votes not cast.

To pass, the advisory resolution to approve the compensation of our NEOs must receive a majority of the votes cast on the proposal. Abstentions and broker non-votes have no effect as they are considered votes not cast.

Number of Copies Sent to Household. If there are two or more shareholders at your address, we have sent your household only one copy of our 2019 Annual Report and Proxy Statement unless you previously withheld your consent to "householding" or you instruct us otherwise. Householding saves us the expense of mailing duplicate documents and conserves natural resources. We will promptly deliver a separate copy of this Proxy Statement and the accompanying Annual Report to any shareholder at a shared address to which a single copy of these documents has been delivered upon our receipt of written or oral request from the shareholder directed to our address shown below or to us at 734-242-1444. You may, at any time, revoke your consent to householding by contacting Broadridge Financial Solutions, Inc., either by calling toll-free 866-540-7095, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you revoke your consent, you will be removed from the householding program within 30 days of receipt of your revocation, and each shareholder at your address will then begin receiving individual copies.

Incorporation by Reference

The Audit Committee Report on page 26 and the Compensation Committee Report on page 28 are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by La-Z-Boy under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate such information by reference. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

Additional Information

This Proxy Statement and our 2019 Annual Report, and all of our other filings with the SEC, may be accessed via the Investor Relations page on our website at http://investors.la-z-boy.com or through the SEC's website at www.sec.gov. Our 2019 Annual Report, and this Proxy Statement are also available upon a shareholder's written request to Investor Relations, La-Z-Boy Incorporated, One La-Z-Boy Drive, Monroe, Michigan 48162.

Costs of Proxy Solicitation

We will pay the expense of soliciting proxies pursuant to this Proxy Statement.

Shareholder Proposals and Nominations for the 2020 Annual Meeting

Pursuant to the rules of the SEC, if a shareholder wishes to submit a proposal for possible inclusion in La-Z-Boy Incorporated's 2020 proxy statement pursuant to Rule 14a-8 under Exchange Act, we must receive it on or before March 15, 2020. All proposals submitted pursuant to Rule 14a-8 under the Exchange Act must comply with the SEC rules regarding eligibility for inclusion in our proxy statement.

Our bylaws provide that a shareholder may nominate a candidate for election as a director at an annual meeting of shareholders, or propose business for consideration at such meeting outside of Rule 14a-8, only by written notice containing the information required by the bylaws delivered to the Secretary at our principal executive offices not later than the 90th day, and not earlier than the 120th day, prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder nomination or proposal intended to be considered at the 2020 annual meeting must be received by the Secretary on or after April 29, 2020, and no later than May 29, 2020. Proxies for next year's annual meeting may confer discretionary authority to vote on any shareholder proposal for which we do not receive a timely notice.

All proposals must be in writing and should be mailed to La-Z-Boy Incorporated, to the attention of the corporate secretary, at our principal executive office: One La-Z-Boy Drive, Monroe, MI 48162. A copy of the bylaws may be obtained by written request to the same address.

BY ORDER OF THE BOARD OF DIRECTORS

Stephen K. Krull
Vice President, General Counsel and Secretary

Monroe, Michigan
July 16, 2019



2019 ANNUAL MEETING

When:

August 27, 2019, at 8:00 a.m. (local time)

Proposals to Be Voted On:

Board Recommendation:

1. Election of the ten director nominees named in the Proxy Statement: **VOTE "FOR" EACH**

   - Kurt L. Darrow
   - Sarah M. Gallagher
   - Edwin J. Holman
   - Janet E. Kerr
   - Michael T. Lawton

   - H. George Levy, M.D.
   - W. Alan McCollough
   - Rebecca L. O'Grady
   - Lauren B. Peters
   - Dr. Nido R. Qubein

2. Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2020   **VOTE "FOR"**

3. Approval, through a non-binding advisory vote, of the compensation of our named executive officers as disclosed in the Proxy Statement   **VOTE "FOR"**

Vote:

 **Online**
www.proxyvote.com

 **By Phone**
1-800-690-6903

 **By Mail**
Completing, dating, signing and returning your proxy card

 **In Person**
With proof of ownership and a valid photo ID

Where:

Wright Room, Westin Detroit Metropolitan Airport, Detroit, Michigan

